SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 – DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1- Last	01/01/2005	12/31/2005
2 - Next to last	01/01/2004	12/31/2004
3 - Last but two	01/01/2003	12/31/2003
4 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		5 - CVM CODE 00385-9
6. PARTNER IN CHARGE Altair Tadeu Rossato		7 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2005	2 12/31/2004	3 12/31/2003

Paid-in Capital
1 - Common	34,499,423	23,558,245	15,735,878
2 - Preferred	31,376,651	32,719,497	22,801,455
3 - Total	65,876,074	56,277,742	38,537,333
Treasury Shares
4 - Common	10,480	60,731	104,546
5 - Preferred	519,380	1,589,604	520,153
6 - Total	529,860	1,650,335	624,699

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01	RCA	01/07/2005	Interest attributed to shareholders' equity	02/15/2005	Common	0.0096800000
02	RCA	01/07/2005	Interest attributed to shareholders' equity	02/15/2005	Preferred	0.0106480000
03	RCA	01/07/2005	Dividend	02/15/2005	Common	0.0073600000
04	RCA	01/07/2005	Dividend	02/15/2005	Preferred	0.0080960000
05	RCA	09/01/2005	Dividend	09/30/2005	Common	0.0070000000
06	RCA	09/01/2005	Dividend	09/30/2005	Preferred	0.0077000000
07	RCA	09/01/2005	Interest attributed to shareholders' equity	09/30/2005	Common	0.0032000000
08	RCA	09/01/2005	Interest attributed to shareholders' equity	09/30/2005	Preferred	0.0035200000
09	RCA	12/12/2005	Interest attributed to shareholders' equity	12/29/2005	Common	0.0076500000
10	RCA	12/12/2005	Interest attributed to shareholders' equity	12/29/2005	Preferred	0.0084150000
11	RCA	12/12/2005	Dividend	12/29/2005	Common	0.0011000000

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

12	RCA	12/12/2005	Dividend	12/29/2005	Preferred	0.0012100000

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 02/22/2006	2 - SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

1	Total assets	30,425,784	21,575,648	6,394,348
1.01	Current assets	2,258,564	783,519	69,326
1.01.01	Available funds	384,379	1,619	7
1.01.01.01	Cash and cash equivalents	384,379	1,619	7
1.01.02	Trade accounts receivable, net	937,956	71,769	68,895
1.01.02.01	Recoverable taxes	180,134	71,769	68,895
1.01.02.02	Short-term investments	52,678	0	0
1.01.02.05	Trade accounts receivable, net	705,144	0	0
1.01.03	Inventories	557,503	0	0
1.01.04	Other	378,726	710,131	424
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	0	709,088	0
1.01.04.02	Other assets	378,726	1,043	424
1.02	Long-term assets	2,899,530	667,304	542,863
1.02.01	Sundry credits	1,694,715	655,329	464,878
1.02.01.01	Compulsory judicial deposits and tax incentives	399,254	44,862	43,824
1.02.01.02	Advances to employees for purchase of shares	113,988	162,893	182,082
1.02.01.03	Deferred income and social contribution taxes	1,181,473	447,574	238,972
1.02.02	Accounts receivable from related parties	857,833	0	0
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	857,833	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	346,982	11,975	77,985
1.02.03.01	Assets held for sale	101,326	0	0
1.02.03.02	Other assets	245,656	11,975	77,985
1.03	Permanent assets	25,267,690	20,124,825	5,782,159
1.03.01	Investments	19,645,477	20,059,323	5,782,159
1.03.01.01	Interest in associated companies	0	0	0
1.03.01.02	Interest in subsidiaries	19,634,033	20,059,323	5,765,915
1.03.01.02.01	Interest in subsidiaries	19,619,400	19,825,181	5,446,933
1.03.01.02.02	Subsidiaries goodwill/negative goodwill	14,633	234,142	318,982
1.03.01.03	Other investments	11,444	0	16,244
1.03.02	Property, plant and equipment	2,474,173	0	0
1.03.03	Deferred charges	3,148,040	65,502	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

2	Total liabilities	30,425,784	21,575,648	6,394,348
2.01	Current liabilities	4,578,626	4,407,653	1,835,163
2.01.01	Loans and financings	790,030	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	471,860	9	3
2.01.04	Taxes, charges and contributions	600,453	66,939	153
2.01.04.01	Income and social contribution taxes	1,075	0	0
2.01.04.02	Other taxes, charges and contributions	599,378	66,939	153
2.01.05	Dividends payable	23,065	995,417	290,733
2.01.05.01	Dividends payable	10,824	436,489	64,719
2.01.05.02	Provision for interest attributed to shareholders’ equity	12,241	558,928	226,014
2.01.06	Provisions	265,557	9,139	5
2.01.06.01	Payroll, profit sharing and related charges	265,557	9,139	5
2.01.07	Accounts payable to related parties	1,886,149	3,336,078	1,544,266
2.01.08	Other	541,512	71	3
2.01.08.02	Unrealized loss on derivatives	164,980	0	0
2.01.08.03	Other liabilities	376,532	71	3
2.02	Long-term liabilities	5,827,141	67,025	145,978
2.02.01	Loans and financings	2,994,519	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	893,799	67,025	145,978
2.02.03.01	For contingencies	893,799	67,025	145,978
2.02.04	Accounts payable to related parties	1,474,641	0	0
2.02.05	Other	464,182	0	0
2.02.05.01	Sales tax deferrals	352,563	0	0
2.02.05.02	Other liabilities	111,619	0	0
2.03	Deferred income	152,678	0	0
2.05	Shareholders’ equity	19,867,339	17,100,970	4,413,207
2.05.01	Subscribed and paid-in capital	5,691,369	4,742,804	3,124,059
2.05.02	Capital reserve	13,496,065	12,149,335	16,592
2.05.02.02	Premium on the placement of stock option to repurchase of own shares	0	7,448	4,867
2.05.02.03	Premium on disposal of treasury shares	0	0	0
2.05.02.04	Premium on issuance of shares	13,442,590	12,852,001	11,725
2.05.02.05	Premium on disposal of treasury shares	0	0	0
2.05.02.06	Subsidy for investments and fiscal incentives	446,919	0	0
2.05.02.07	Treasury shares	(393,444)	(710,114)	0
2.05.03	Revaluation reserves	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/affiliated companies	0	0	0
2.05.04	Profit reserves	679,905	208,831	1,272,556
2.05.04.01	Legal	208,831	208,831	208,831
2.05.04.02	Statutory	471,074	224,992	1,271,399
2.05.04.02.01	For investments	471,074	224,992	1,271,399
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Appropriated retained earnings	0	0	25,875
2.05.04.05.01	Future capital increase	0	0	25,875
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	(224,992)	(233,549)
2.05.04.07.01	Treasury shares	0	(224,992)	(233,549)
2.05.05	Unapropriated retained earnings/accumulated losses	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

03.01 - INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

3.01	Gross sales and/or services	12,213,281	0	0
3.02	Gross sales deductions	(6,417,339)	0	0
3.03	Net sales and/or services	5,795,942	0	0
3.04	Cost of sales and/or services	(2,371,159)	0	0
3.05	Gross profit	3,424,783	0	0
3.06	Operating Expenses/Income	(1,906,346)	958,979	1,519,105
3.06.01	Selling	(1,021,786)	0	0
3.06.02	General and administrative	(835,532)	(11,697)	(29,358)
3.06.02.01	Administrative	(259,685)	(3,212)	(1,814)
3.06.02.02	Management fees	(19,402)	(6,897)	(1,029)
3.06.02.03	Provision of contingencies	(69,227)	(1,588)	(26,515)
3.06.02.04	Depreciation, amortization and depletion	(487,218)	0	0
3.06.03	Financial	(893,846)	(217,067)	(30,867)
3.06.03.01	Financial income	264,099	43,332	35,842
3.06.03.02	Financial expenses	(1,157,945)	(260,399)	(66,709)
3.06.04	Other operating income	85,214	259,408	413
3.06.05	Other operating expenses	(69,005)	(136,804)	(86,088)
3.06.06	Equity in the result of subsidiaries	828,609	1,065,139	1,665,005
3.07	Operating income	1,518,437	958,979	1,519,105
3.08	Non-operating expenses	(25,997)	(1,359)	(215,513)
3.08.01	Income	6,003	0	0
3.08.02	Expenses	(32,000)	(1,359)	(215,513)
3.09	Income before taxes/profit sharing	1,492,440	957,620	1,303,592
3.10	Income and social contribution taxes	(1,715)	0	1,216
3.11	Deferred income and social contribution taxes	170,293	208,602	99,198
3.12	Statutory profit sharing/contributions	(115,290)	(4,689)	7,564
3.12.01	Profit sharing	(115,290)	(4,689)	7,564
3.12.01.01	Employees	(93,403)	0	0
3.12.01.02	Management	(21,887)	(4,689)	7,564
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.15	Net income for the year	1,545,728	1,161,533	1,411,570
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	65,346,214	54,627,407	37,912,634
	EARNINGS PER SHARE	0.02365	0.02126	0.03723
	LOSS PER SHARE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

4.01	Financial resources were provided by	5,328,391	15,586,349	1,409,823
4.01.01	Operations	2,760,767	1,071,204	1,332,008
4.01.01.01	Net income for the Year	1,545,728	1,161,533	1,411,570
4.01.01.02	Items not affecting working capital	1,215,039	(90,329)	(79,562)
4.01.01.02.01	Equity in results of affiliates	(828,609)	(1,065,139)	(1,665,005)
4.01.01.02.02	Provision for losses on permanent assets	19,057	0	0
4.01.01.02.04	Accrued liabilities for contingencies and other	69,227	3,212	26,515
4.01.01.02.05	Interest expenses on accrued liabilitiy for contingencies	25,839	0	0
4.01.01.02.06	Deferred income tax and social contribution	(170,293)	(208,602)	(99,198)
4.01.01.02.07	Amortization of goodwill and negative goodwill, net	52,703	84,841	84,738
4.01.01.02.08	Dividends from subsidiary	693,238	1,389,121	1,386,029
4.01.01.02.09	Gain (Loss) of interest in subsidiary	3,304	0	215,443
4.01.01.02.11	Interest and charges on advances to employees for purchase of shares	(12,781)	(34,354)	(28,084)
4.01.01.02.12	Capital refund by the subsidiary	836,770	0	0
4.01.01.02.13	Foreign exhange loss (gain) on subsidiaries	2,928	(259,408)	0
4.01.01.02.14	Depreciation and Amortization	572,633	0	0
4.01.01.02.15	Gain on the settlement of tax incentives	(28,339)	0	0
4.01.01.02.16	Financial charges on long term loans, net	(89,725)	0	0
4.01.01.02.17	Book value of disposals of property, plant and equipment	69,087	0	0
4.01.02	Shareholders	129,871	14,515,145	77,815
4.01.02.01	Capital subscriptions	4	14,459,021	77,815
4.01.02.02	Premium on the placement of options to repurchase own shares	0	2,581	0
4.01.02.03	Disposals of treasury shares	64,327	0	0
4.01.02.04	Advances to employees for purchase of shares	65,540	53,543	0
4.01.03	Third-parties	2,437,753	0	0
4.01.03.03	Other taxes and charges recoverable	166,053	0	0
4.01.03.04	Loans and financings	144,891	0	0
4.01.03.05	Fiscal incentives	104,993	0	0
4.01.03.06	Accounts receivable from affiliated companies	1,989,392	0	0
4.01.03.07	Other accounts payable	5,570	0	0
4.01.03.08	Other accounts receivable and others	26,854	0	0
4.02	Financial resources were used for	4,024,319	17,444,646	2,537,097
4.02.01	Compulsory judicial deposits and investment in tax incentives	106,808	1,038	2,256
4.02.02	Gain on sale of Company’s shares	0	0	8,529
4.02.03	Other taxes and charges recoverable	0	7,049	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

4.02.04	Provision for contingencies	0	9,106	0
4.02.05	Investments, including goodwill and negative goodwill	0	14,492,081	1,212,248
4.02.07	Repurchase of own shares for treasury	437,349	1,609,611	310,020
4.02.08	Proposed and declared dividends	1,300,287	1,325,761	998,324
4.02.09	Other	0	0	5,720
4.02.10	Accrued liabilities for contingencies and others	267,322	0	0
4.02.11	Working capital of merged subsidiary	1,480,735	0	0
4.02.12	Property, plant and equipment	328,604	0	0
4.02.13	Deferred charges	91,645	0	0
4.02.15	Tax deferral	1,321	0	0
4.02.16	Prepaid expenses	7,949	0	0
4.02.17	Working capital of merged parent company	2,299	0	0
4.03	Increase/decrease in the working capital	1,304,072	(1,858,297)	(1,127,274)
4.04	Changes in current assets	1,475,045	714,193	15,601
4.04.01	Current assets at the beginning of the year	783,519	69,326	53,725
4.04.02	Current assets at the end of the year	2,258,564	783,519	69,326
4.05	Changes in current liabilities	170,973	2,572,490	1,142,875
4.05.01	Current liabilities at the beginning of the year	4,407,653	1,835,163	692,288
4.05.02	Current liabilities at the end of the year	4,578,626	4,407,653	1,835,163

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005  (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – SUBSCRIBED AND PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – ACCUMULATED RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	4,742,804	12,149,335	0	208,831	0	17,100,970
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	948,565	(948,561)	0	0	0	4
5.03.01	By reserve capitalization	948,561	(948,561)	0	0	0	0
5.03.02	By issue – mergee minority shareholders	4	0	0	0	0	4
5.04	Realization of reserves	0	2,814,301	0	224,992	0	3,039,293
5.04.02	Advance for future capital increase	0	0	0	0	0	0
5.04.03	InBev Brasil merger	0	2,883,273	0	0	0	2,883,273
5.04.04	Goodwill reversal on share disposal	0	0	0	0	0	0
5.04.05	Cancellation of treasury shares	0	(158,039)	0	158,039	0	0
5.04.06	Transfer of reserves stock ownership plan	0	31,118	0	66,953	0	98,071
5.04.07	Subsidy of financ. and fiscal incentives	0	57,949	0	0	0	57,949
5.05	Repurchase of own shares for treasury	0	(519,010)	0	0	0	(519,010)
5.06	Net income for the year	0	0	0	0	1,545,728	1,545,728
5.07	Appropriation of net income	0	0	0	246,082	(1,546,369)	(1,300,287)
5.07.01	Investment reserve	0	0	0	246,082	(246,082)	0
5.07.03	Interim dividends and interest attributed to shareholders’ equity	0	0	0	0	(744,047)	(744,047)
5.07.04	Interim dividends	0	0	0	0	(556,240)	(556,240)
5.08	Other	0	0	0	0	641	641
5.08.03	Dividends and interest attributed to shareholders’ equity subscribed	0	0	0	0	641	641
5.09	Closing balance	5,691,369	13,496,065	0	679,905	0	19,867,339

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – SUBSCRIBED AND PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – ACCUMULATED RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	3,124,059	16,592	0	1,272,556	0	4,413,207
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital stock	1,618,745	12,840,276	0	0	0	14,459,021
5.03.01	Employee stock ownership plan purchase	17,997	0	0	0	0	17,997
5.03.02	Capital increase upon incorporation of Labatt	1,600,748	12,840,276	0	0	0	14,441,024
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Repurchase of own shares for treasury	0	(710,114)	0	(899,497)	0	(1,609,611)
5.06	Net income for the year	0	0	0	0	1,161,533	1,161,533
5.07	Appropriation of net income	0	0	0	(164,228)	(1,162,921)	(1,327,149)
5.07.01	Interim dividends	0	0	0	0	(344,458)	(344,458)
5.07.02	Supplemental dividends	0	0	0	0	(982,691)	(982,691)
5.07.03	Investments reserve	0	0	0	(164,228)	164,228	0
5.08	Other	0	2,581	0	0	1,388	3,969
5.08.02	Premium on stock option sold	0	2,581	0	0	0	2,581
5.08.03	Dividends and interest attributed to shareholders’ equity prescribed	0	0	0	0	1,388	1,388
5.09	Closing balance	4,742,804	12,149,335	0	208,831	0	17,100,970

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – SUBSCRIBED PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – ACCUMULATED RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	3,046,244	16,592	0	1,169,330	0	4,232,166
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital stock	77,815	0	0	0	0	77,815
5.03.01	Employee stck ownership plan purchase	77,347	(77,347)	0	0	0	0
5.03.02	Subscription of stock warrants	468	0	0	0	0	468
5.03.03	AFAC related to stock ownership plan	0	77,347	0	0	0	77,347
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Repurchase of treasury shares	0	0	0	(310,020)	0	(310,020)
5.06	Net income for the year	0	0	0	0	1,411,570	1,411,570
5.07	Appropriation of net income	0	0	0	413,246	(1,411,570)	(998,324)
5.07.01	Legal reserve	0	0	0	70,579	(70,579)	0
5.07.02	Interim dividends	0	0	0	0	(717,748)	(717,748)
5.07.03	Supplementary dividends	0	0	0	0	(280,576)	(280,576)
5.07.04	Investments reserve	0	0	0	342,667	(342,667)	0
5.08	Other	0	0	0	0	0	0
5.09	Closing balance	3,124,059	16,592	0	1,272,556	0	4,413,207

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

1	Total assets	33,492,833	32,802,614	14,830,119
1.01	Current assets	4,931,378	5,379,691	5,500,473
1.01.01	Available funds	837,272	1,290,952	1,196,103
1.01.01.01	Cash and cash equivalents	837,272	1,290,952	1,196,103
1.01.02	Trade accounts receivable, net	2,136,368	1,954,940	3,093,826
1.01.02.01	Short-term investments	259,000	214,498	1,338,062
1.01.02.02	Unrealized gain on derivatives	0	0	258,721
1.01.02.03	Trade accounts receivable, net	1,331,823	1,086,149	725,716
1.01.02.04	Taxes recoverable	545,545	654,293	771,327
1.01.03	Inventories	1,178,053	1,380,961	954,611
1.01.04	Other	779,685	752,838	255,933
1.01.04.01	Other assets	779,685	752,838	255,933
1.02	Long-term assets	3,159,997	3,378,398	3,192,640
1.02.01	Sundry credits	2,679,391	2,810,874	2,432,434
1.02.01.01	Compulsory judicial deposits and tax incentives	522,462	419,120	365,933
1.02.01.02	Advances to employees for purchase of shares	114,888	175,181	234,677
1.02.01.03	Deferred income tax and social contribution	2,042,041	2,216,573	1,831,824
1.02.02	Accounts receivable from related parties	0	0	0
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	480,606	567,524	760,206
1.02.03.01	Assets held for sale	104,535	113,849	144,079
1.02.03.02	Other assets	376,071	453,675	616,127
1.03	Permanent assets	25,401,458	24,044,525	6,137,006
1.03.01	Investments	16,763,542	18,218,715	1,711,374
1.03.01.01	Interest in associated companies	4,818	1,775	0
1.03.01.02	Interest in subsidiaries	16,722,234	18,170,411	1,687,297
1.03.01.02.01	Subsidiaries goodwill/negative goodwill	16,722,234	18,170,411	1,687,297
1.03.01.03	Other investments	36,490	46,529	24,077
1.03.02	Property, plant and equipment	5,404,581	5,531,665	4,166,305
1.03.03	Deferred charges	3,233,335	294,145	259,327

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

2	Total liabilities	33,492,833	32,802,614	14,830,119
2.01	Current liabilities	5,052,199	8,771,685	4,719,996
2.01.01	Loans and financings	1,209,392	3,443,124	1,976,059
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	1,065,424	1,047,650	800,483
2.01.04	Taxes, charges and contributions	1,275,324	1,633,874	1,301,346
2.01.04.01	Income tax and social contribution	244,548	650,612	543,091
2.01.04.02	Other taxes, charges and contributions	1,030,776	983,262	758,255
2.01.05	Dividends payable	25,937	998,874	293,851
2.01.05.01	Dividends payable	13,614	439,947	68,244
2.01.05.02	Provision for interest attributed to shareholders’ equity	12,323	558,927	225,607
2.01.06	Provisions	0	0	0
2.01.07	Payable to related parties	0	1,169	799
2.01.08	Other	1,476,122	1,646,994	347,458
2.01.08.01	Payroll, profit sharing and related charges	447,706	378,270	94,108
2.01.08.02	Unrealized loss on derivatives	129,804	409,134	11,691
2.01.08.03	Other liabilities	898,612	859,590	241,659
2.02	Long-term liabilities	8,300,709	6,822,500	5,605,472
2.02.01	Loans and financings	5,994,152	4,367,598	4,004,335
2.02.02	Debentures	0	0	0
2.02.03	Provisions	1,128,225	1,242,895	1,232,875
2.02.03.01	For contingencies	1,128,225	1,242,895	1,232,875
2.02.04	Payable to related parties	0	0	0
2.02.05	Other	1,178,332	1,212,007	368,262
2.02.05.01	Sales tax deferrals	352,563	275,695	235,188
2.02.05.02	Other Liabilities	825,769	936,312	133,074
2.03	Deferred Income	149,946	0	0
2.04	Minority interest	122,640	212,450	196,434
2.05	Shareholders’ equity	19,867,339	16,995,979	4,308,217
2.05.01	Subscribed paid-in capital	5,691,369	4,742,804	3,124,059
2.05.02	Capital reserve	13,496,065	12,149,335	16,592
2.05.02.01	Advances for future capital increase	0	0	0
2.05.02.02	Premium on the placement of stock option to repurchare own shares	6,311	7,448	4,867
2.05.02.03	Premium on issuance of shares	13,442,590	12,852,001	11,725
2.05.02.06	Subsidy for investment and fiscal incentives	440,608	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003

2.05.02.07	Treasury shares	(393,444)	(710,114)	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/affiliated companies	0	0	0
2.05.04	Revenue reserves	679,905	103,840	1,167,566
2.05.04.01	Legal	208,831	208,831	208,831
2.05.04.02	Statutory	471,074	224,992	1,271,399
2.05.04.02.01	For investments	471,074	224,992	1,271,399
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Appropriated retained earnings	0	0	25,875
2.05.04.05.01	Future capital increase	0	0	25,875
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	(329,983)	(338,539)
2.05.04.07.01	Treasury Shares	0	(329,983)	(338,539)
2.05.05	Unapropriated retained earnings/accumulated losses	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

3.01	Gross sales and/or services	28,878,704	23,297,637	17,143,459
3.02	Gross sales deductions	(12,920,139)	(11,290,825)	(8,459,692)
3.03	Net sales and/or services	15,958,565	12,006,812	8,683,767
3.04	Cost of sales and/or sevices	(5,742,348)	(4,780,527)	(4,044,179)
3.05	Gross profit	10,216,217	7,226,285	4,639,588
3.06	Operating Expenses/Income	(7,405,186)	(5,062,989)	(2,674,726)
3.06.01	Selling	(3,499,908)	(2,451,813)	(1,495,673)
3.06.02	General and administrative	(1,745,289)	(1,419,652)	(1,025,794)
3.06.02.01	Administrative expenses	(802,025)	(590,723)	(411,951)
3.06.02.02	Management fees	(28,737)	(27,202)	(5,910)
3.06.02.03	Depreciation, amortization and depletion	(842,995)	(541,561)	(419,987)
3.06.02.04	Provision for contingencies and other	(71,532)	(260,166)	(187,946)
3.06.03	Financial	(1,086,718)	(776,327)	93,111
3.06.03.01	Financial income	521,184	468,548	601,825
3.06.03.02	Financial expenses	(1,607,902)	(1,244,875)	(508,714)
3.06.04	Other operating income	310,426	504,728	240,575
3.06.05	Other operating expenses	(1,385,692)	(925,569)	(480,701)
3.06.06	Equity in the results of subsidiaries	1,995	5,644	(6,244)
3.07	Operating income	2,811,031	2,163,296	1,964,862
3.08	Non-operating expenses	(234,270)	(333,842)	(100,664)
3.08.01	Income	40,536	75,844	18,380
3.08.02	Expenses	(274,806)	(409,686)	(119,044)
3.09	Income before taxes/profit sharing	2,576,761	1,829,454	1,864,198
3.10	Provision for income tax and social contribution	(757,081)	(740,544)	(624,437)
3.11	Deferred income and social contribution taxes	(88,022)	228,802	198,347
3.12	Statutory profit sharing/contributions	(202,777)	(152,409)	(23,673)
3.12.01	Profit sharing	(202,777)	(152,409)	(23,673)
3.12.01.01	Employees	(174,472)	(129,537)	(28,572)
3.12.01.02	Management	(28,305)	(22,872)	4,899
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.14	Minority interests	16,847	(3,770)	(2,865)
3.15	Net income for the year	1,545,728	1,161,533	1,411,570
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	65,346,214	54,627,407	37,912,634
	EARNINGS PER SHARE	0,02365	0,02126	0,03723
	LOSS PER SHARE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

4.01	Financial resources were provided by	7,069,141	3,516,705	3,031,840
4.01.01	Operations	4,423,141	3,209,761	2,460,935
4.01.01.01	Net income for the Year	1,545,728	1,161,533	1,411,570
4.01.01.02	Items not affecting working capital	2,877,413	2,048,228	1,049,365
4.01.01.02.01	Depreciation and amortization	1,262,568	922,229	766,338
4.01.01.02.02	Residual value of property, plant and equipment written-off	150,364	168,741	73,775
4.01.01.02.03	Accrued liabilities for contingencies and other	71,532	260,166	187,946
4.01.01.02.04	Interest expenses on accrued liability for contingencies	52,703	49,838	59,776
4.01.01.02.05	Deferred income tax and social contribution	88,022	(228,802)	(198,347)
4.01.01.02.06	Financial chages on long term loans, net	(501,197)	278,026	(496,593)
4.01.01.02.07	Amortization of goodwill and negative goodwill, net	1,342,973	803,619	252,394
4.01.01.02.08	Gain (loss) of interest in subsidiary	64,858	80,764	33,262
4.01.01.02.09	Interest of minority shareholders	(16,847)	3,770	2,865
4.01.01.02.10	Exchange rate fluctuation with no impact on working capital	289,302	(213,880)	367,289
4.01.01.02.11	Interest and changes on advances to employees for purchase of shares	(13,318)	(41,916)	(47,685)
4.01.01.02.12	Provisions for inventory loss and permanent asset	116,787	(6,757)	58,673
4.01.01.02.13	Equity in results of affiliates	(1,995)	(5,644)	6,244
4.01.01.02.14	Gain on the settlement of tax incentives	(28,339)	(21,926)	(16,572)
4.01.02	Of Shareholders	205,837	121,769	173,870
4.01.02.01	Capital subscriptions	4	17,997	77,815
4.01.02.02	Premium on the placement of options to repurchase own shares	0	2,581	0
4.01.02.03	Change in the capital of minority shareholders	0	0	4,764
4.01.02.04	Advances to employees for purchase of shares	73,343	101,191	91,291
4.01.02.05	Disposal of treasury shares	132,490	0	0
4.01.03	Of Third-parties	2,440,163	185,175	397,035
4.01.03.01	Accounts receivable from affiliated companies	0	0	0
4.01.03.03	Other accounts receivable	78,651	0	44,055
4.01.03.04	Loans and financings	2,233,666	0	295,730
4.01.03.05	Deferral of taxes on sales	115,523	167,941	57,250
4.01.03.06	Other	367	17,234	0
4.01.03.07	Prepaid expenses	11,956	0	0
4.01.03.08	Other taxes and charges recoverable	0	0	0
4.02	Financial investments	3,797,971	7,689,176	4,989,104

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003

4.02.01	Compulsory judicial deposits and investment in tax incentives	72,228	52,665	83,955
4.02.02	Advances to employees for purchase of shares	0	0	0
4.02.03	Accounts receivable from affiliated companies	8,193	5,961	14,514
4.02.04	Other taxes and charges recoverable	8,275	20,763	11,484
4.02.06	Investments, including goodwill and negative goodwill	190,385	345,959	2,100,580
4.02.07	Property, plant and equipment	1,169,439	1,267,246	862,224
4.02.08	Deferred charges	265,383	101,935	91,238
4.02.09	Repurchase of own shares for treasury	437,349	1,609,611	311,868
4.02.10	Proposed and declared dividends	1,300,287	1,394,100	1,003,904
4.02.11	Other accounts payable	30,028	71,814	107,905
4.02.12	Accrued liabilities for contingencies	224,051	86,667	123,846
4.02.13	Change in the capital of minority shareholders	88,291	31,945	0
4.02.14	Working capital of merged subsidiary	0	114,797	0
4.02.15	Working capital of acquired company	0	0	277,586
4.02.17	Supplier	0	2,585,713	0
4.02.19	Other	4,062	0	0
4.03	Increase/decrease in the working capital	3,271,170	(4,172,471)	(1,957,264)
4.04	Changes in current assets	(448,316)	(120,782)	(70,860)
4.04.01	Current assets at the beginning of the year	5,379,693	5,500,473	5,571,333
4.04.02	Current assets at the end of the year	4,931,377	5,379,691	5,500,473
4.05	Changes in current liabilities	(3,719,486)	4,051,689	1,886,404
4.05.01	Current liabilities at the beginning of the year	8,771,685	4,719,996	2,833,592
4.05.02	Current liabilities at the end of the year	5,052,199	8,771,685	4,719,996

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Management and Shareholders of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The financial statements: (a) of the subsidiary Labatt Brewing Company Limited, for the years ended December 31, 2005 and 2004, which reflect, respectively, shareholders’ deficit of R$1,217 million and R$1,848 million, total assets of R$2,459 million and R$2,835 million, equivalent to 7.3% and 8.6% of the Company’s total consolidated assets, net revenue of R$3,976 million and R$1,559 million, equivalent to 24.9% and 13% of consolidated net sales revenue, and net income of R$467 million and R$54 million, equivalent to 30.2% and 4.7% of the Company’s net income; and (b) of the jointly-owned subsidiary Quilmes Industrial S.A., for the year ended December 31, 2004, which reflect net investment of R$721 million, total assets of R$1,799 million, equivalent to 5.5% of the Company’s total consolidated assets, net revenue of R$1,153 million, equivalent to 9.6% of consolidated net sales revenue, and net income of R$86 million, equivalent to 7.4% of the Company’s net income, were audited by other independent auditors and our opinion, insofar as it relates to the amounts included for these investments, assets and liabilities of these subsidiaries and their results of operations, is based solely on the report of the other auditors.

2.

Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

3.

In our opinion, based on our audits and on the report of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4.

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1 taken as a whole. The consolidated statements of cash flows for the years ended December 31, 2005 and 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in conformity with Brazilian accounting practices. The consolidated statements of cash flows, prepared under the responsibility of the Company’s management, have been subjected to the auditing procedures described in paragraph 2 and, in our opinion, are fairly presented in all material respects in relation to the consolidated financial statements taken as a whole.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil

São Paulo, February 13, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Message for Shareholders

Passion for execution

In 2005, Ambev achieved outstanding results, growing EBITDA by 39.0%. The Brazilian economy solid growth and the positive scenario in all Latin American countries where we operate added to the operations development. However, such strong result was only possible due to our excellent team, which was built through our effective recruiting policy, culture of results and an acknowledged maintenance of best talents. Looking ahead, we are at the best shape ever to continue delivering the expected results and being a benchmark in the beverage industry.

We keep focusing on the execution in our operations. Our plants reach high efficiency levels, both productivity and environment preservation. Our brand image remains solid, enhanced by creative skills of our marketing department, which develops effective campaigns and always searches for innovation. Our sales team, increasingly motivated, continues to explore market opportunities within our segments. Our logistics keep ensuring a high level of efficiency and satisfaction while serving our customers.

We remain concerned about cost savings, regardless the excellent results achieved. In 2005, our purchasing department’s efficiency and synergies with InBev allowed us to increase our profitability margins, despite higher commodities prices, such as aluminum and sugar.

It was an outstanding year for Brazilian operations, mainly for our Beer operations, where we obtained a robust growth in volume. Referring to soft drinks, we obtained a volume and profitability growth, but we believe there remain various opportunities to strengthen these operations.

In North America, we face a tough competitive scenario. Even so, it was possible to increase profitability, through strict costs control and focus on efficiency.

In Hispanic Latin America, the results were outstanding for Quinsa operations, which comprises Argentina, Uruguay, Paraguay, Bolivia and Chile. We also obtained good results in Venezuela. The difficulties we faced in other Latin American countries during 2005 contributed as a source of  learning, being a motivating factor for a good performance in the coming future.

In 2005, we restructured our debt in the Canadian operations at better conditions, which led Fitch to raise our rating to Investments Grade at the beginning of 2006, reaching BBB-. As it had already occurred with Standard & Poors, we were the first Brazilian company to obtain such rating by Fitch.

AmBev is a company where its employees are dedicated to accomplishments. Our solid culture created a company where each employee acts like an owner, leading us to achieve results, which seemed to be impossible. We are proud of our People and we attribute this fantastic year of 2005 to all our employees.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Overview of Companhia de Bebidas das Américas – AmBev

With operations in 14 countries of the Americas, AmBev is the fifth world’s largest brewer and the leader in the Latin America. Ambev’s operations consist of the production and trading of beer, draft beer, soft drinks, other non-alcoholic beverages and malt and are divided into three business segments:

• Brazil Operations, represented by sales of (i) beer (“Beer Brazil”); (ii) carbonated soft drinks (“CSD”) and non-alcoholic, non-carbonated (“Nanc”) beverages; and (iii) malt and by-products;

     •     Hispanic Latin America (HILA), represented by AmBev’s current stake of  59.2% in Quinsa (Argentina, Bolivia, Chile, Paraguay and Uruguay), as well as the Company’s operations in Northern Latin America (El Salvador, Equator, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela); these last operations, grouped, are designated by HILA-ex (HILA excluding Quinsa); and

• North America represented by Labatt Brewing Company Limited (“Labatt”) operations, including beer domestic sales in Canada and exports to the United States (“USA”).

Major AmBev’s brands include Skol (the third most consumed beer in the world), Brahma, Antarctica, Bohemia, Original, Quilmes, Labatt Blue, Brahva and Guaraná Antarctica. In addition, AmBev is PepsiCo’s largest bottling company outside of the USA. Through a franchising agreement, the Company sells and distributes Pepsi products in Brazil and other Latin American countries, including Pepsi, Lipton Ice Tea and Gatorade.

AmBev’s credit risk as debt issuer in domestic and foreign currency is investment grade according to Standard and Poor’s and Fitch Ratings.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Financial Highlights 2005

The following financial and operational information, unless otherwise stated, is presented on a consolidated basis and in thousands of Reais, pursuant to the Brazilian Corporate Law. All comparisons, unless otherwise stated, refers to 2004.

• AmBev’s consolidated EBITDA reached R$6,305.1 million in 2005, growing 39.0%.

• According to ACNielsen, Ambev’s market share in Brazilian beer market in 2005 was 68.3% (2004: 66.2%). Beer Brazil segment’s volume grew 8.2% and the revenue per hectoliter reached R$129.9.

• CSD & Nanc EBITDA margin reached 31.4%, an increase of 210 basis points, which kept AmBev as an industry benchmark. The EBITDA recorded for the segment was R$517.6 million, 20.6% above 2004.

• HILA Division posted an EBITDA of R$553.0 million, reflecting Quinsa’s strong growth.

• Labatt contributed with an EBITDA of R$1,433.1 million.

Financial Highlights – AmBev Consolidated R$ million	2005	2004	% Variation

Sales Volume (000 hl)	125,313	98,272	27.5%
Net Revenues per hectoliter (R$/hl)	139.4	122.2	14.1%
Net Revenues	15,958.6	12,006.8	32.9%
Gross Profit	10,216.2	7,226.3	41.4%
Gross Margin	64.0%	60.2%	380	bps
EBIT	5,042.6	3,615.0	39.5%
EBIT Margin	31.6%	30.1%	150	bps
EBITDA	6,305.1	4,537.2	39.0%
EBITDA Margin	39.5%	37.8%	170	bps
Net Income	1,545.7	1,161.5	33.1%
Net Income Margin	9.7%	9.7%		bps
Number of outstanding shares * (million)	65,346.2	65,552.9	-0.3%
EPS* (R$/000 shares)	23.65	17.72	33.5%
EPS excl. goodwill amortization* (R$/000 shares)	44.21	29.98	47.5%

*	The number of outstanding shares at the end of 2004 was adjusted for the common shares stock bonus occurred on 5/31/05, in order to assure the consistency with 2005 EPS figures.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Financial Highlights by Business Segment

The table below shows the consolidated financial highlights per business segment. The results presented refer to the 12 month-periods ended on December 31, 2005 and 2004.

Financial Highlights R$ million	Brazil				HILA

	2005	2004	% Var.		2005	2004	% Var.

Sales Volume (‘000 hl)	82,743	76,885	7.6%		31,679	17,765	78.3%
Net Revenue	9,902.8	8,525.9	16.1%		2,080.3	1,922.1	8.2%
COGS	(3,488.9)	(3,368.6)	3.6%		(953.1)	(909.5)	4.8%
Gross Revenue	6,413.9	5,157.3	24.4%		1,127.1	1,012.5	11.3%
Gross Margin	64.8%	60.5%	430	bps	54.2%	52.7%	150	bps
Operational Expenses	(2,942.2)	(2,416.8)	21.7%		(764.7)	(638.4)	19.8%
% of Net Revenue.	-29.7%	-28.3%	-140	bps	-36.8%	-33.2%	-350	bps
EBIT	3,471.7	2,740.5	26.7%		362.4	374.1	-3.1%
EBIT Margin	35.1%	32.1%	290	bps	17.4%	19.5%	-200	bps
EBITDA	4,319.0	3,401.3	27.0%		553.0	551.7	0.2%
EBITDA Margin	43.6%	39.9%	370	bps	26.6%	28.7%	-210	bps

Financial Highlights R$ million	North America				Total

	2005	2004	% Var.		2005	2004	% Var.

Sales Volume (‘000 hl)	10,892	3,622.4	200.7%		125,313	98,272	27.5%
Net Revenue	3,975.5	1,558.8	155.0%		15,958.6	12,006.8	32.9%
COGS	(1,300.3)	(502.4)	158.8%		(5,742.3)	(4,780.5)	20.1%
Gross Revenue	2,675.2	1,056.4	153.2%		10,216.2	7,226.3	41.4%
Gross Margin	67.3%	67.8%	-50	bps	64.0%	60.2%	380	bps
Operational Expenses	(1,466.7)	(556.1)	163.7%		(5,173.7)	(3,611.3)	43.3%
% of Net Revenue.	-36.9%	-35.7%	-120	bps	-32.4%	-30.1%	-230	bps
EBIT	1,208.5	500.3	141.5%		5,042.6	3,615.0	39.5%
EBIT Margin	30.4%	32.1%	-170	bps	31.6%	30.1%	150	bps
EBITDA	1,433.1	584.3	145.3%		6,305.1	4,537.3	39.0%
EBITDA Margin	36.0%	37.5%	-140	bps	39.5%	37.8%	170	bps

Brazil Operations

Financial Highlights R$ million	Beer Brazil				CSD & Nanc

	2005	2004	% Var.		2005	2004	% Var.

Volume (‘000 hl)	62,486	57,777	8.2%		20,257	19,108	6.0%
Net Revenues	8,119.1	6,907.4	17.5%		1,648.7	1,462.8	12.7%
COGS	(2,575.3)	(2,467.0)	4.4%		(851.7)	(820.5)	3.8%
Gross Profit	5,543.8	4,440.3	24.9%		797.0	642.2	24.1%
Gross Margin	68.3%	64.3%	400	bps	48.3%	43.9%	440	bps
Operating Expenses	(2,469.0)	(2,058.0)	20.0%		(470.1)	(355.8)	32.1%
% of Net Revenues.	-30.4%	-29.8%	-60	bps	-28.5%	-24.3%	-420	bps
EBIT	3,074.8	2,382.3	29.1%		326.8	286.4	14.1%
EBIT Margin	37.9%	34.5%	340	bps	19.8%	19.6%	20	bps
EBITDA	3,731.4	2,900.4	28.7%		517.6	429.1	20.6%
EBITDA Margin	46.0%	42.0%	400	bps	31.4%	29.3%	210	bps

Financial Highlights R$ million	Malt and By-products				Total

	2005	2004	% Var.		2005	2004.	% Var.

Volume (‘000 hl)	n.a	n.a	n.a		82,743	76,885	7.6%
Net Revenues	135.0	155.8	-13.3%		9,902.8	8,525.9	16.1%
COGS	(61.9)	(81.1)	-23.7%		(3,488.9)	(3,368.6)	3.6%
Gross Profit	73.1	74.7	-2.1%		6,413.9	5,157.3	24.4%
Gross Margin	54.2%	48.0%	620	bps	64.8%	60.5%	430	bps
Operating Expenses	(3.1)	(2.9)	7.5%		(2,942.2)	(2,416.8)	21.7%
% of Net Revenues.	-2.3%	-1.9%	-40	bps	-29.7%	-28.3%	-140	bps
EBIT	70.0	71.8	-2.5%		3,471.7	2,740.5	26.7%
EBIT Margin	51.9%	46.1%	580	bps	35.1%	32.1%	290	bps
EBITDA	70.0	71.8	-2.5%		4,319.0	3,401.3	27.0%
EBITDA Margin	51.9%	46.1%	580	bps	43.6%	39.9%	370	bps

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Analysis of the Financial Performance in 2005

Net Revenues

Net revenues increased 32.9% in 2005, reaching R$15,958.6 million. The table below illustrates the contribution of each business unit to AmBev’s consolidated net revenues.

	2005		2004

Net Revenues	R$ million	% Total	R$ million	% Total	% Variation

Brazil	9,902.8	62.1%	8,525.9	71.0%	16.1%
Beer Brazil	8,119.1	50.9%	6,907.4	57.5%	17.5%
CSD & Nanc	1,648.7	10.3%	1,462.8	12.2%	12.7%
Malt and By-products	135.0	0.8%	155.8	1.3%	-13.3%
HILA	2,080.3	13.0%	1,922.1	16.0%	8.2%
Quinsa	1,299.9	8.1%	1,153.0	9.6%	12.7%
HILA-ex	780.4	4.9%	769.1	6.4%	1.5%
North America	3,975.5	24.9%	1,558.8	13.0%	155.0%

Consolidated	15,958.6	100.0%	12,006.8	100.0%	32.9%

Brazil Operations

Net revenues generated by AmBev’s main business unit, represented by Beer, CSD and Nanc beverages operations in Brazil, grew 16.1%, reaching R$9,902.8 million. The performance of each operation is demonstrated below.

Beer

Net revenues from beer sales in Brazil climbed 17.5% in 2005, accumulating R$8,119.1 million. Major elements contributing to this growth were:

-	A growth of 8.2% in sales volume reflecting (i) AmBev’s higher market share (2005: 68.3%; 2004: 66.2%); and (ii) the market growth estimated by ACNielsen at 6.5%.

-

A growth of 8.7% in revenues per hectoliter, which reached R$129.9. This increase was a result of (i) broad price repositioning carried out in December 2004 and 2005; (ii) several revenue management actions put into practice by AmBev’s sales and marketing structure, with a goal of maximizing the Company’s contribution in the beer industry value chain (margin pool); and (iii) sales expansion through AmBev’s direct distribution structure.

CSD & Non-Alcoholic and Non-Carbonated Beverages (Nanc)

Net revenues generated by CSD & Nanc in 2005 grew 12.7%, reaching R$1,648.7 million. The main elements contributing to this growth were:

-	A growth of 6.0% in the sales volume, reflecting (i) higher AmBev’s share in the soft drinks market (2005: 17.0%; 2004: 16.9%); and (ii) market growth, estimated by ACNielsen at 1.7%.

-	A revenues per hectoliter increase of 6.3%, reaching R$81.4. This increase was mainly due to the price repositioning implemented during 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Malt and By-products

Malt and by-products sales in Brazil presented a reduction of 13.3% in revenues, accumulating R$135.0 million.

Hispanic Latin America (HILA)

AmBev’s operations in the Latin America recorded in 2005 an increase in revenues of 8.2%, reaching R$2,080.3 million. A more detailed analysis of this performance is shown below.

Quinsa

AmBev’s stake in Quinsa, leading brewer in the Southern Cone, contributed with R$1,299.9 million to the Company’s consolidated revenues, yielding a growth of 12.7%. The main reasons for the increased revenues were:

-	Beer and soft drinks volume growth, 7.1% and 26.0%, respectively; the consolidated volume grew 12.9%

-	A growth in US dollars of 10.4% in revenues per hectoliter, reaching US$38.2.

-	Higher AmBev’s stake in Quinsa’s capital (Dec/05: 59.2%; Dec/04: 54.8%).

HILA-ex

AmBev’s operations in Northern Latin America presented a revenue increase of 1.5% in 2005, accumulating R$780.4 million. The main reasons for the increased revenue were:

-	Consistent growth of AmBev’s operations in Venezuela.

-	Brahma launch in Peru and Dominican Republic.

-	Brahma sales in Equator completed one full year.

HILA-ex revenues were affected negatively by a tough competitive scenario for beer in Central America and for soft drinks in both Peru and Dominican Republic.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

North America

Labatt’s operations in North America contributed with R$3,975.5 million for AmBev’s consolidated revenues. The pro forma comparison with Labatt’s full year of 2004, in local currency (Canadian dollars), yielded a decrease in revenues of 1.2%. This result is explained by:

-     Labatt’s sales volume decrease in the Canadian market, due to higher competition from the low price segment.

-     Exports of Labatt Blue to the USA dropped, caused by intense competition in the US market from wine and liquor market, as well as imports of Mexican, European and Asian beer brands.

-     A substantial reduction in volumes of custom-made production contracted by Diageo USA (Guiness production in glass bottles for sale in the USA); this measure was taken by Labatt as part of its streamlining plan of the productive structure, which included the shutting down of two plants in Canada (New Westminster and Toronto).

Although the Canadian market is undergoing a challenging period for the two leading companies, AmBev has kept its enthusiasm about Labatt’s results growth prospects. The Company is confident that it is implementing the necessary measures to ensure long term prosperity in its North America operation.

Cost of Goods Sold

Ambev’s cost of goods sold in 2005 grew 20.1%, accumulating R$5,742.3 million. The following table illustrates the contribution of each business unit for AmBev’s consolidated cost of goods sold.

Cost of Goods Sold	2005		2004

	R$ million	% Total	R$ million	% Total	% Variation

Brazil	(3,488.9)	60.8%	(3,368.6)	70.5%	3.6%
Beer Brazil	(2,575.3)	44.8%	(2,467.0)	51.6%	4.4%
CSD & Nanc	(851.7)	14.8%	(820.5)	17.2%	3.8%
Malt and By-products	(61.9)	1.1%	(81.1)	1.7%	-23.7%
HILA	(953.1)	16.6%	(909.5)	19.0%	4.8%
Quinsa	(536.7)	9.3%	(510.3)	10.7%	5.2%
HILA-ex	(416.4)	7.3%	(399.3)	8.4%	4.3%
North America	(1,300.3)	22.6%	(502.4)	10.5%	158.8%

Consolidated	(5,742.3)	100.0%	(4,780.5)	100.0%	20.1%

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Brazil

The cost of goods sold in Brazil business unit accumulated R$3,488.9 million, increasing 3.6%.

Beer

The COGS for the beer sales operations in Brazil increased 4.4%, reaching R$2,575.3 million. The COGS per hectoliter declined 3.5%, amounting to R$41.2. Although the implicit exchange rate in AmBev’s hedge policy in 2005 for the purchase of raw materials has been unfavorable compared to the previous year (2005: R$3.02/US$; 2004: R$2.94/US$), (i) a higher dilution of the fixed costs was possible due to sales volume growth; and (ii) the productivity gains resulting from AmBev’s continuous program of manufacturing industry excellence yielded the drop observed in the production unit costs.

CSD & Nanc

The COGS for the CSD & Nanc segment in Brazil increased 3.8%, reaching R$851.7 million. The COGS per hectoliter decreased 2.1%, totaling R$42.0. Similarly to beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs, more than offset the increase in exchange rate for the purchase of raw materials.

Malt and By-products

The sale of malt and by-products in Brazil had a reduction in the cost of goods sold of 23.7%, accumulating R$61.9 million.

Hispanic Latin America (HILA)

The COGS of the HILA business unit increased 4.8%, reaching R$953.1 million. A more detailed analysis of this cost is shown below.

Quinsa

The consolidation of Quinsa’s COGS into AmBev accumulated R$536.7 million in 2005, representing a 5.2% growth. The main effects explaining this increase are:

-	12.9% increase in the volume sold, reaching 24,997 million hectoliters.

-	AmBev’s increased stake in Quinsa’s capital (Dec/05:59.2%; Dec/04: 54.8%).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

HILA-ex

The COGS in AmBev’s operations in Northern Latin America rose 4.3%, reaching R$416.4 million. The main effect leading to this increase is an 8.0% growth in the volume sold, reaching 6,681 million hectoliters.

North America

Labatt’s cost of goods sold recorded R$ 1,300.3 million in 2005. The pro forma comparison, in local currency, with Labatt results in 2004 shows a decrease in the COGS of 6.5%. The main factor contributing to such reduction was a 2.9% decrease in production costs per unit.

Gross Profit

AmBev’s gross profit was R$10,216.2 million in 2005, representing a 41.4% increase. The table below illustrates the contribution of each business unit to AmBev’s consolidated gross profit.

	2005		2004

Gross Profit	R$ million	% Total	R$ million	% Total	% Variation

Brazil	6,413.9	62.8%	5,157.3	71.4%	24.4%
Beer Brazil	5,543.8	54.3%	4,440.3	61.4%	24.9%
CSD & Nanc	797.0	7.8%	642.2	8.9%	24.1%
Malt and By-products	73.1	0.7%	74.7	1.0%	-2.1%
HILA	1,127.1	11.0%	1,012.5	14.0%	11.3%
Quinsa	763.2	7.5%	642.7	8.9%	18.7%
HILA-ex	364.0	3.6%	369.9	5.1%	-1.6%
North America	2,675.2	26.2%	1,056.4	14.6%	153.2%

Consolidated	10,216.2	100.0%	7,226.3	100.0%	41.4%

Sales, General and Administrative Expenses

AmBev’s sales, general and administrative expenses amounted to R$5,173.7 million in 2005, a 43.3% increase. The analysis of such expenses at each business unit is shown below.

Brazil

Sales, general and administrative expenses in Brazil amounted to R$2,942.2 million in 2005, increasing 21.7%.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Beer

Sales, general and administrative expenses reached R$2,469.0 million, climbing 20.0%. The main elements that resulted in the increase in such operating expenses were:

- Higher sales volume of AmBev’s direct distribution structure;

- Increase in AmBev’s billing to some clients, which the Company maintains agreements with, referring to a proportional contribution of funds in trading activities;

-      Higher deferred assets amortization expenses, mainly due to the incorporation of InBev Brazil on July 28, 2005. The operating expenses related to depreciation and amortization increased 53.5% recording R$507.7 million.

CSD & Nanc

Sales, general and administrative expenses for the CSD & Nanc segment accumulated R$470.1 million, an increase of 32.1%. The main elements that generated the increase of such operating expenses were:

-      Higher sales volume through AmBev’s direct distribution structure;

-      Planned and significant increase in sales and marketing budget for CSD & Nanc in 2005, offsetting 2004 budgetary restrictions, a year in which the absolute priority for AmBev’s Brazilian operations was to recover its beer market share.

-      Higher deferred assets amortization expenses, mainly due to the incorporation of InBev Brasil on July 28, 2005. The operating expenses related to depreciation and amortization increased 49.6%, recording R$163. 8 million.

Malt and By-products

Malt and by-products sales generated sales, general and administrative expenses of R$ 3.1 million in 2005, increasing 7.5%.

Hispanic Latin America (HILA)

Sales, general and administrative expenses for HILA business unit amounted to R$764.7 million, increasing 19.8%. A more detailed analysis of the development of these expenses is shown below.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Quinsa

Sales, general and administrative expenses consolidated into AmBev, through its stake in Quinsa, accumulated R$324.4 million, increasing 6.9%. This increase is mostly explained by AmBev’s higher stake in Quinsa’s capital (Dec/05: 59.2%; Dec/04: 54.8%).

HILA-ex

Sales, general and administrative expenses for AmBev’s operations in Northern Latin America amounted to R$440.4 million, increasing 31.5%. The main reason of higher expenses was expenditures related to Brahma’s launch in Peru and Dominican Republic, both in promotion and distribution.

North America

Labatt’s sales, general and administrative expenses amounted to R$1,466.7 million. The pro forma comparison in local currency with Labatt results in 2004 presented a decrease of 6.3% for such expenses, being driven by the successful initiatives to reduce the expenditures implemented by AmBev throughout the year.

Operating Result before Financial Income and Expenses, Provisions and Contingencies and Other Operating Income and Expenses

The Company presented a solid operating performance in 2005, evidencing not only a significant organic growth of its sales, but also additional efficiency gains, which resulted in margin expansion exceeding Company’s exemplary levels.

In 2005, AmBev posted a 39.5% increase of EBIT1 to R$5,042.6 million. The EBIT margin over net revenues reached 31.6%, 150 basis points higher than 2004.

The Company’s EBITDA2 reached R$6,305.1 million, a 39.0% increase. EBITDA margin over net revenues was 39.5%, 170 basis points higher than 2004.

[1]	Earnings Before Interest and Taxes, equivalent to the operating result before financial income and expenses, provisions and contingencies, and other operating income and expenses.
[2]	Earnings Before Interest, Taxes, Depreciation and Amortization, equivalent to the EBIT before depreciation and amortization expenses.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

The following tables show the EBIT and EBITDA figures for each business unit.

	2005			2004

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Variation

Brazil	3,471.7	68.8%	35.1%	2,740.5	75.8%	32.1%	26.7%
Beer Brazil	3,074.8	61.0%	37.9%	2,382.3	65.9%	34.5%	29.1%
CSD & Nanc	326.8	6.5%	19.8%	286.4	7.9%	19.6%	14.1%
Malt and By- products	70.0	1.4%	51.9%	71.8	2.0%	46.1%	-2.5%
HILA	362.4	7.2%	17.4%	374.1	10.3%	19.5%	-3.1%
Quinsa	438.8	8.7%	33.8%	339.1	9.4%	29.4%	29.4%
HILA-ex	(76.4)	-1.5%	-9.8%	35.0	1.0%	4.6%	-318.1%
North America	1,208.5	24.0%	30.4%	500.3	13.8%	32.1%	141.5%

Consolidated	5,042.6	100.0%	31.6%	3,615.0	100.0%	30.1%	39.5%

	2005			2004

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Variation

Brazil	4,319.0	68.5%	43.6%	3,401.3	75.0%	39.9%	27.0%
Beer Brazil	3,731.4	59.2%	46.0%	2,900.4	63.9%	42.0%	28.7%
CSD & Nanc	517.6	8.2%	31.4%	429.1	9.5%	29.3%	20.6%
Malt and By-products	70.0	1.1%	51.9%	71.8	1.6%	46.1%	-2.5%
HILA	553.0	8.8%	26.6%	551.7	12.2%	28.7%	0.2%
Quinsa	549.4	8.7%	42.3%	452.3	10.0%	39.2%	21.5%
HILA-ex	3.7	0.1%	0.5%	99.3	2.2%	12.9%	-96.3%
North America	1,433.1	22.7%	36.0%	584.3	12.9%	37.5%	145.3%

Consolidated	6,305.1	100.0%	39.5%	4,537.3	100.0%	37.8%	39.0%

Tax, Labor Contingencies and Others

Net expenses with provisions for contingencies and others recorded R$ 71.5 million. The main entries that comprise this total are:

-	Provision of R$113.3 million related to a labor claims

-	Reversal of R$56.3 million related to ICMS and IPI tax claims

Other Operating Income and Expenses

The net balance of other operating income and expenses in 2005 represented a loss of R$1,075.3 million, 155.5% higher in relation to the loss recorded in 2004. The breakdown of the main entries is shown as follows:

-          A gain of R$ 151.8 million referring to assets increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil.

-          A gain of R$ 52.2 million referring to the recovery in Brazil of PIS and COFINS tax credits.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

-          An expense of R$ 923.5 million resulting from the goodwill amortization related to AmBev investment in Labatt.

-          An expense of  R$ 184.3 million derived from the goodwill amortization related to Labatt investments in the North America

-          An expense of R$ 164.6 million resulting from the goodwill amortization related to AmBev investments in the Latin America.

-          An expense of R$ 74.1 million derived from exchange rate variation on company’s investments abroad.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Financial Income

The Company’s financial income in 2005 was negative at R$1,086.7 million, compared to a loss in 2004 of R$776.3 million. The table below points out the main entries of Company’s financial results:

Breakdown of Financial Result R$ million	2005	2004

Financial Income
Financial income over cash and cash equivalents	85.5	175.2
Exchange variation over investments	389.1	208.6
Share Plan Income	7.6	34.4
Financial charges over taxes and contributions and court deposits	10.1	11.6
Others	28.9	38.8
Total	521.2	468.5

Financial expense
Financial charges over debts in R$	122.4	118.4
Financial charges over debts in foreign currency	507.7	474.2
Net losses over derivative instruments	714.3	412.3
Taxes over financial transactions	135.8	121.3
Financial charges over contingencies and others	65.3	54.0
Others	62.5	64.7

Total	1,607.9	1,244.9
Financial Result	(1,086.7)	(776.3)

The Company points out that, in accordance with the accounting practices adopted in Brazil, the liabilities related to swap and derivatives operations must be accounted by the interest curve set forth in its respective contracts; the assets referring to these same type of operations must be accounted at the lowest value between the market value and the curve mentioned.

The Company’s total indebtedness decreased R$607.1 million compared to 2004 while its cash and cash equivalents decreased R$409.2 million.

As a result, there was a reduction of R$198.0 million in AmBev’s net debt. The Company estimates that if Labatt 2005 results are considered, the ratio between its net debt and the accumulated EBITDA over the past 12 months is 1.0x.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

The table below details AmBev’s consolidated debt profile:

Breakdown of Debt
R$ million	Short Term	Long Term	Total

Local currency	195.1	599.6	794.7
Foreign currency	1,014.3	5,394.6	6,408.9

Consolidated Debt	1,209.4	5,994.2	7,203.6
Cash and cash equivalents			1,096.3
Net Debt			6,107.3

Other Non-Operating Income and Expenses

The net balance of other non-operating income and expenses resulted in a loss of R$234.3 million in 2005, compared to a loss in 2004 of R$333.9 million. The breakdown of the main entries is detailed below:

-     A loss of R$ 158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (i) loss of property, plant and equipment (R$46.7 million); (ii) supplement for the provision of employees benefits (R$69.9 million); and (iii) employees dismissal costs (R$ 41.6 million).

-     A loss of R$ 65.6 million related to AmBev’s investment in Quinsa, as a result of buyback of its own shares in the market carried out by Quinsa during 2005.

Income and Social Contribution Taxes

In 2005, the net result for income and social contribution taxes was an expense of R$845.1 million. At the nominal rate of 34%, the provision for income and social contribution taxes would have been of R$807.2 million.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

The effective provision reconciliation with the provision at the nominal rate is shown in the table below:

Income Tax R$ million

Consolidated profit before income tax and social contribution	2,576.8
Statutory interest and contributions	(202.8)
Consolidated profit, before income tax, social contribution and minority interest	2,374.0
Expectation of income tax and social contribution expenses at nominal rates (34%)	(807.2)
Adjustments to obtain effective rate:
Interest attributed to shareholders’ equity	253.0
Foreign subsidiaries income not subject to taxation	(174.1)
Equity gains in subsidiaries	51.6
Non-deductible goodwill amortization	(211.4)
Permanent additions and exclusions and others	(16.1)
Goodwill future profitability – CBB merger(ii)	103.4
Exchange variations over investments	(44.3)
Income tax and social contribution expense over profit	(845.1)
Income tax and social contribution effective rate	35.6%

According to the guidance announced by the Company during 2005, the effective rate of Income and Social Contribution Taxes, adjusted by the exclusion of the expenses related to goodwill amortization of the Company’s profit basis was 22.7%.

Employees and Management Profit Sharing

In 2005, expenses derived from the provision for employees and management profit sharing was R$202.8 million. This amount integrates the Company’s variable compensation policy, according to which approximately more than 20,000 employees have a significant portion of their compensation subject to meeting aggressive performance targets.

In 2004, Company’s employees and management profit sharing was R$152.4 million.

Minority Interest

Minority interest in AmBev’s subsidiaries accumulated losses of  R$ 16.8 million in 2005.

Net Income

AmBev’s net income was R$ 1,545.7 million in 2005, a 33.1% increase compared to 2004. The income per lot of 1,000 shares was R$23.65, representing an 11.2% increase.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

The Company points out that the stock bonus implemented on May 31, 2005 distorts the net income analysis per lot of 1,000 shares between the 2005 and 2004 years. Adjusting the ownership structure of 2004 in order to be comparable to 2005, we have an increase in income per lot of 1,000 shares of 33.5%

Dividends

The allocation of profits to shareholders referring to 2005 results, representing the sum of dividends and interest attributed to shareholders’ equity was R$1,300.3 million, 2.0% lower than 2004. The amount allocated represents 84.1% of the net income reported.

In addition to the profit allocation, the Company returned to its shareholders R$437.3 million through its share buyback program, with a total payout of R$1,737.6 million.

Relationship with independent auditors

Our policy in relation to our independent auditors when providing services not connected with external audit is based on the principles that preserve the auditor’s independence.

These principles are defined as follows:

(a)     The auditor must not audit his/her own work;

(b)     The auditor must not perform managerial functions; and

(c)     The auditor must not advocate the interests of clients.

The independence of our external auditors is ensured in every service eventually provided by them, through specific procedures, such as the involvement of professionals independent from audit, the services contracted do not require the accumulated expertise of the auditors or do not refer to the contracting of auditing services ruled, in this case, by specific procedures of professional independence; or through the involvement of other independent professionals (named as “second opinion”), among other actions performed. Additionally, all services rendered, which are not related to independent audit, are supervised by the management, the management bodies being responsible for decisions, according to the levels of approval required by the Company’s Bylaws.

In the period under consideration, independent auditors rendering services to the Company and its subsidiaries were not retained for additional services to the examination of the Company’s financial statements.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATMENTS

(Amounts in thousands of Brazilian reais (R$ thousand), unless otherwise stated)

1          OPERATING ACTIVITIES

(a)     General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, Brazil, produces, sells and distributes beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, selling and distributing “Guaraná Antarctica” internationally.

The Company through its subsidiary Labatt Canada, maintains a franchise agreement with Anhenser-Busch, Inc. to bottle, sell and distribute Budweiser products in Canada.

AmBev shares are traded on the São Paulo Stock Exchange – BOVESPA (tickers AMBV4 and AMBV3), and on the New York Stock Exchange – NYSE (tickers ABV and ABVc), as American Depositary Receipts - ADRs.

(b)     Main events occurred in 2005 and 2004

(i)           Merger of the parent company InBev Holding Brasil S.A. (“InBev Brasil”)

On July 28, 2005 in Extraordinary shareholders’ meeting, the Company’s shareholders approved the merger operation of its parent company InBev Brasil.

The referred merger viewed to simplifying the corporate structure comprised by InBev Brasil, AmBev and its subsidiaries and it will result in financial benefits to AmBev and consequently, to its shareholders and InBev Brasil’s shareholders, as shown as follows.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATMENTS

a)     The goodwill originally recorded by InBev Brasil is attributed to the expectation of AmBev’s future results derived from: (i) the acquisition of shares issued by AmBev at the time of the mandatory tender offer, the auction of which was held on March 29, 2005 at the amount of R$ 1,351,102; and (ii) from contribution to InBev Brasil’s capital of shares previously held by Interbrew International B.V. (“IIBV”), at the amount of R$ 7,159,056, which, after the merger, shall be fiscally amortized within ten years by AmBev, in accordance with  the prevailing tax legislation and with no impact in AmBev’s dividends flow .

b)     InBev Brasil, in compliance with CVM Instruction # 349, recorded a provision prior to its merger by AmBev, at the amount of R$ 5,616,704, corresponding to the difference between the goodwill amount and the tax benefit derived from its amortization, so that AmBev merged only the assets corresponding to the tax benefit resulting from the fact that the goodwill amortization is deductible for tax purposes. The referred provision shall be reverted in same proportion the goodwill is amortized by AmBev, thus, not affecting the results of operations.

c)     The goodwill special reserve recorded at AmBev, as a result of such merger, pursuant to provisions in paragraph 1 of Article 6 of CVM Instruction 319, at the end of each fiscal year and to the extent that the tax benefit to be obtained by AmBev, as a result of goodwill amortization represent an effective reduction of taxes paid by AmBev, shall be purpose of capitalization at AmBev to the benefit of InBev Brasil’s shareholders, without any prejudice to the preemptive right  assured to other AmBev’s shareholders in the capital increase subscription resulting from such capitalization, in accordance with the terms of the Article 7, caput  and Paragraphs 1 and 2 of CVM Instruction 319.

d)      InBev NV/SA, parent company of InBev Brasil, undertook by itself and by its direct or indirect subsidiaries to capitalize only seventy per cent (70%) of the goodwill special reserve value it is entitled to at the end of each fiscal year, verified in accordance with provisions of item III of Article 6 of the CVM Instruction 319, subject to the limits of effective decrease of taxes paid by AmBev mentioned above. The value equivalent to the thirty per cent (30%) non-capitalized balance of reserve, which will benefit AmBev and its shareholders, will be used  for distribution to its shareholders as dividends or interest attributed to shareholders’ equity, whenever possible and observing AmBev’s interests.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATMENTS

e)     The balance of contingent provisions for the Brazilian Social Integration Program (“PIS”) and Contribution for Social Security Financing (“COFINS”) at the amount of R$ 10,180 related to the legal discussion regarding the calculation basis increase of such contributions existing in the balance sheet of InBev Brasil drawn up on May 31, 2005, as they represent the contingent liabilities on that date, they were recorded upon merger, against the goodwill special reserve previously mentioned. If, during the goodwill enjoyment period, AmBev is ultimately ordered to pay such contributions, the benefit to be capitalized in favor of InBev Brasil’s current shareholders referred to by item (b) above will be reduced in the value equivalent to the amount monetarily rested of contributions effectively paid. On the other hand, if the referred contingencies are not purpose of ultimate definition, until the last capitalization to be carried out in favor of InBev Brasil’s shareholders, the amount of such contingencies, duly restated will be deducted from the amount to be capitalized.

f)     The merger of InBev Brasil’s assets and liabilities by AmBev on July 28, 2005, resulted in an increase of shareholders’ equity of the Company, corresponding to the  goodwill special reserve as described in Note 13 (e) as follows:

Merged Balance

Current Assets	9,925
Goodwill (*)	2,893,454
Deferred	2,299
Current Liabilities	(12,225)
Contingencies Provision	(10,180)
Total Net Assets	2,883,273

(*)	Represented by the net amount of future benefit of income tax credit over goodwill balance.

ii.          Merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”)

The Company’s shareholders approved at Extraordinary Shareholders’ Meeting held on May 31, 2005 the merger of the subsidiary CBB.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Said merger aims at simplifying the corporate structure comprised by AmBev and its subsidiaries, as well as to allow that the amount of R$ 702,760 of the goodwill originally recorded at AmBev, derived from CBB’s shares acquisition, attributed to the expectation of future profitability, after the merger may be fiscally amortized within ten years, pursuant to tax laws.

As from July 1, 2005, AmBev’s operational results started to incorporate the operational activities previously owned and directly recorded at CBB. Since CBB’s financial statements were already consolidated, said merger of CBB’s assets and liabilities by AmBev, appraised at book value, by Ambev, did not have any effects on the consolidated financial statements. In the individual financial statements, such merger resulted in significant changes, since previously AmBev was a holding company, and as from May 31, 2005 started to record CBB’s operations directly in its individual financial statements.

The assets and liabilities merged by AmBev on May 31, 2005 are shown as follows:

Merged Balance

Current Assets	1,882,360
Long-Term Assets	2,209,060
Investments	312,962
Property, plant and equipment	2,436,588
Deferred	450,991
Total Assets	7,291,961
Current Liabilities	(3,363,095)
Long-term Liabilities	(3,857,703)
Deferred Income	(152,820)
Treasury Shares	81,657
Total Liabilities	7,291,961

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The total debt effect of CBB’s net assets merged by AmBev was R$ 81,657. This amount is composed of R$ 4 related to AmBev’s shares attributed to CBB’s minority shareholders, plus the amount of R$ 81,661 referring to preferred shares issued by AmBev, which were held by CBB and as a result of the merger, they started to be classified in the Company’s shareholders’ equity as “treasury shares”. Such classification is compatible with the treatment previously given to these shares in the Company’s consolidated financial statements.

iii     Integration of Labatt Canada operations

On August 27, 2004, the Company’s shareholders approved at an Extraordinary Shareholders’ Meeting, the conclusion of the transactions with InBev NV/SA. (“InBev”, previously named as Interbrew S.A.), announced on March 3, 2004, which involved among others, the integration by AmBev of Labatt Canada’s operations through the wholly-owned subsidiary of Labatt Holding ApS (“Labatt ApS”), headquartered in  Denmark. The total amount of transaction, at the amount of R$ 14,441,024 was recorded as follows: (a) AmBev’s capital stock increase, at the amount of R$ 1,600,748; and (b) increase of goodwill reserve, classified in the capital reserve group at the Company’s shareholders’ equity, at the amount of  R$ 12,840,276.

Since Labatt’s operations were consolidated only as from August 27, 2004, the comparison between results of the years ended on December 31, 2005 and 2004 is harmed. Labatt ApS consolidated effect in AmBev’s consolidated financial statements on December 31, 2005 and 2004, is presented below:

	Balances on December 31

	2005	2004

Current Assets	1,093,460	1,083,012
Long-term Assets	199,545	256,295
Permanent Assets	16,546,022	17,768,434
Current Liabilities	(992,609)	(3,184,824)
Long-term Liabilities	(2,717,336)	(1,499,164)
Total Net Assets	14,129,082	14,423,753

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Year ended December 31

	2005	2004 (*)

Net sales revenue	3,975,503	1,558,816
Cost of sales	(1,300,335)	(502,367)
Gross profit	2,675,168	1,056,449
Operating expenses	(2,485,131)	(1,040,872)
Operating income	190,037	15,577
Non-operating income	(160,178)	(198,683)
Income tax provision	(324,779)	(93,572)
Net loss for the period	(294,920)	(276,678)

* Labatt ApS’ consolidated result during the period between August 27 and December 31, 2004

As part of the merger agreement of Labatt Canada, InBev committed to reimburse AmBev any fiscal, tax or contingency disbursement resulting from facts occurred prior to August 27, 2004. On the date of the operation with InBev, Labatt Canada had recognized some certain provisions in its financial statements in Canadian dollars, at the amount equivalent to R$ 193,537 (CAD 86 million). In the fourth quarter of 2004, Labatt Canada recorded additional provision, at the amount equivalent to R$ 80,340 (CAD 35.7 million), referring to income tax payable, which, if and when converted into effective disbursement, shall be reimbursed to AmBev by InBev. Therefore, on December 31, 2005, in the process of elaboration of its consolidated financial statements, AmBev in accordance with the agreement with InBev, maintained recorded the assets at the amount of CAD 121.7 million, equivalent to R$ 244,832 (R$ 273,877 on December 31, 2004) recognized under the item “other current assets – related parties accounts receivable”.

(iv)     Embotelladora Dominicana, C. per A. (“Embodom”)

In February 2004, the Company acquired 51% of capital stock of Embodom, located in the Dominican Republic, generating goodwill at the amount of R$ 173,363, based on the expectation of future results to be amortized within ten years, starting March 2004. This subsidiary is included in the Company’s consolidated financial statements.

In December 2004, the Company recalculated the goodwill due to adjustments in the shareholders’ equity basis for the acquisition due to interest losses deriving from capitalizations made by the Company set forth in the acquisition agreement, resulting in a net adjustment of amortization, at the net amount of R$ 24,036.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

In September 2005, the goodwill balance was adjusted at R$ 17,723, due to the recalculation of accumulated depreciation of property, plant and equipment of such subsidiary by depreciation rates adopted by AmBev.

In December 2005, goodwill was written-off at the amount of R$ 13,619 due to the sale by Embodom of the Red Rock soft drink brand held by this subsidiary.

2          FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The individual consolidated financial statements of the Company and its subsidiaries were prepared and have been presented in conformity with the accounting practices adopted in Brazil, Law 6,404/76 and guidance from the Brazilian Securities and Exchange Commission – CVM, applied consistently throughout the years. The main accounting practices adopted are:

(a)     Accounting Estimates

The preparation of financial statements requires management to make estimates that impact the reported value of certain assets, liabilities and other transactions. Thus, estimates are included in the financial statements referring to the useful lives of property, plant and equipment, the provisions necessary to reduce assets to the realization amount and for contingent liabilities and the determination of provision for income tax, among others, which are based on the best estimates of the Company’s management; however, actual results could differ from those estimates. The Company’s management periodically reviews these estimates and believes that significant differences must not exist.

(b)     Determination of net income

Income and expenses are recorded on accrual basis. Sales revenues and the corresponding cost of sales are recorded upon delivery of products to customers.

(c)     Current assets and long-term assets

Cash and cash equivalents, represented by assets with immediate liquidity and with original maturity of up to 90 days, are recorded at acquisition cost, plus income incurred up to the date of the balance sheet and adjusted, when applicable, to its equivalent market value.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial investments, substantially represented by marketable securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, adding, when applicable, income earned “pro rata temporis”; if necessary, a provision is recorded for reduction to market values. In addition, investment fund quotas are assessed at market values, and when applicable, a provision is recorded aiming the deferral of unrealized income of variable nature.

The consolidated balance of financial investments at December 31, 2005 includes bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, at the amount of R$ 16,277 ( R$ 2,432 only in the consolidated on December 31, 2004).

The allowance for doubtful accounts is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables and amounts to R$ 169,746 in the consolidated and R$ 125,938 in the parent company on December 31, 2005 (R$ 175,953 in the consolidated on December 31, 2004).

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales. There are no deferred amounts on December 31, 2005 and 2004.

Other current assets and long-term assets are recorded at cost, including, when applicable, income earned up to the closing of the fiscal year. A provision for reduction to market values is recorded when necessary.

(d)     Permanent assets

Investments in subsidiaries and jointly-controlled companies are evaluated using the equity method of accounting and, upon initial appraisal, their accounting practices are consistent with those adopted by the Company. The book value of these investments includes the splitting of the acquisition cost into equity investment, goodwill or negative goodwill.

Goodwill on investments, justified by the appreciation of property, plant and equipment is amortized based on the estimated useful life of the subsidiary’s fixed assets, whereas the goodwill (negative goodwill) attributable to expected future results is amortized over five to ten years and recorded under “Other operating expenses”. Negative goodwill, attributed to various economic factors, will only be amortized from possible disposal or investment written-off.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Property, plant and equipment are recorded at cost and include the interest incurred in financing during the construction phase of certain qualified assets. Maintenance and repair costs are recorded as expenses, when incurred. Losses from breakage of bottles and crates during production are included in the cost of goods sold. Other losses in the realization of property, plant and equipment are appropriately evaluated by the Company’s management, and when applicable, a provision is established to face these risks. Depreciation is calculated by the straight-line method, considering the assets’ useful lives, at the annual rates listed in Note 7.

The deferred assets are mainly composed of expenditures incurred during the pre-operational phase, goodwill on the acquisition of subsidiaries incorporated by the Company and expenditures related to implementation and expansion (refer to Note 8). Amortization of deferred charges is calculated by the straight-line basis, in up to ten years, from the date of start of operations, when related to expenses in pre-operating phase and as from the following month to the acquisition, when referring to goodwill.

(e)     Translation of financial statements of foreign subsidiaries

The malt operations located in Argentina and Uruguay, has the US dollar as functional currency, since its revenues and cash flows are substantially pegged to this currency. The financial statements of foreign subsidiaries are prepared using the local currency as their functional currency (i.e. the main currency of the economic environment in which the company operates).

The assets, liabilities and shareholders’ equity of the foreign subsidiaries are translated into Reais at the exchange rates effective on the date of the financial statements. Income and expense accounts are translated and maintained in Reais at average exchange rates for the period.

The difference between the net result determined at the exchange rates on the date of the financial statements, and the net result determined on average exchange rates for the period, is recorded under “Other operating income”.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(f)     Current and long-term liabilities

These are stated at their known or estimated values, added, when applicable, to the corresponding charges and monetary variations incurred until the end date of the financial statements.

g)     Operation with currency and interest derivatives – financial items

The Company holds derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks. Accordingly, as determined by the CVM rules, operations “not designated for accounting purposes” are measured at their lower of cost based on the contractual conditions between the Company and counterparties (“yield curve”) and their market value; and accounted for as “Unrealized gain on derivatives” or “Unrealized loss on derivatives”. For operations designated as hedge, the accounting is based on the amortized cost.

The nominal values of currency and interest rate forward and swap operations are not recorded in the balance sheet.

(h)     Operations with currencies and commodities derivatives – operating items

The Company holds derivative financial instruments to hedge its consolidated exposure to the costs of raw material to be acquired and operating expenses, prices of which are indexed to prices fluctuation of currencies and commodities.

The net results of such derivative instruments, designated as hedges for accounting purposes, are measured at market value, deferred and recorded in the Company’s balance sheet under “Other Assets and Liabilities”, and recognized in the result when the hedge is recognized in results. Regarding raw materials, the recognition in the result occurs when product is sold in the account “Cost of goods sold”, in case of expenses, the result will be recognized when the expense is recognized in results under operating expenses account.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)     Provision for contingencies and liabilities related to tax claims

Provision for contingencies is recorded at monetarily restated values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company’s and its subsidiaries’ independent legal counsels, for lawsuits in which a loss is considered probable.

Expected tax savings obtained based on court decisions resulting from claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until the right is assured through a final legal decision in favor of the Company and its subsidiaries.

(j)     Investment tax credits

The Company and its subsidiaries have the benefits of certain state fiscal incentive programs for the deferral of taxes in which taxes are partially or totally reduced. In certain states, the grace periods and reductions are unconditional.

Where conditions have been established, however, they are related to events under the Company’s control. The benefits relative to reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the subsidiaries’ shareholders’ equity, on accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to have the benefit granted. This benefit is recorded as “Other operating income” and totaled R$ 151,830 on December 31, 2005, in the Company’s consolidated financial statements (R$ 193,276 as of December 31, 2004).

(k)     Income and social contribution

Income and social contribution taxes on net income are calculated at rates determined by the applicable tax law. Charges relating to income and social contribution taxes are recorded on accrual basis, with the addition of deferred income taxes calculated on the temporary differences between book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of tax losses and social contribution negative calculation bases for subsidiaries in which the realization of such benefits is probable over a maximum period of ten years, based on future forecasts of taxable income, discounted to present value.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(l)     Actuarial assets and liabilities related to employee benefits

The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits according to the criteria set forth on CVM Resolution 371, as of December 13, 2000.

Actuarial gains and losses are recorded in an amount exceeding the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan’s assets, amortized over the average future working life of the plan’s members.

(m)     Consolidated financial statements

For the subsidiaries, the totality of assets, liabilities and results were consolidated, and the interest of minority shareholders in the shareholders’ equity and results for the year of subsidiaries is shown separately.

Investments in subsidiaries and their shareholders’ equities, as well as inter-company assets, liabilities, income and expenses, were eliminated on consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and affiliated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company’s subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the subsidiaries either directly or indirectly controlled by the Company.

(n)     Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders’ agreement were consolidated proportionally to the Company’s total ownership in the capital stock of the respective jointly-controlled subsidiary. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated on the proportional consolidation.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Quilmes Industrial S.A. (“Quinsa”) has been acquiring shares of its own issuance, thus, changing, the percentage of the Company’s economic interest in Quinsa, which on December 31, 2005 reached 59.2%. The percentage variation of stake in Quinsa resulted in a loss of R$ 65,604 for the year ended on December 31, 2005 (R$ 80,764 on December 31, 2004).

Additionally, in September 2005, Quinsa acquired from the parent company Beverage Associates Corp. (“BAC”) 5.32% stake it held in one of Quinsa’s subsidiaries, Quilmes Industrial (Bermudas) Ltd. (“QIB”), as announced on August 4, 2005.

As determined in the referred announcement, the value paid of US$ 110 million will be subject to adjustments based on the LAJIDA (earnings before taxes, amortizations and depreciations) of QIB for the year ended on December 31, 2005 and a net debt of QIB on this same date. The final calculation of acquisition price shall be determined until March 31, 2006.

Other joint controlling shareholders of Quinsa, BAC, are entitled to swap their 373.5 million class A shares of Quinsa for AmBev’s shares in the periods specified in each year as from April 2003 or at any moment AmBev’s control structure is changed. AmBev is also entitled to determine the swap of class A shares of Quinsa for AmBev’s shares as from the end of the seventh year (as from April 2003).

On August 4, 2005, BAC and AmBev agreed to implement the following changes referring to the amount to be paid by AmBev to BAC, when Quinsa’s Class A shares held by BAC are swapped for AmBev’s shares: (i) BAC’s stake in Quinsa will be calculated considering that all Quinsa’s shares held by other people rather than AmBev or BAC have been repurchased by Quinsa prior to the exercise of call and put options (ii) Quinsa’s net debt used in the formula to calculate the call and put options amount shall be then adjusted so that to reflect this hypothetical repurchase; and (iii) AmBev will pay BAC an additional amount in cash equivalent to the LAJIDA of QIB in 2005 multiplied by 0.0638544

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The net assets of Quinsa, Agrega Inteligência em Compras Ltda (“Agrega”) and Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company’s financial statements, are as follows:

	December 31, 2005

	Quinsa	Agrega	ITB	Total

Current assets	523,826	1,409	372	525,607
Long-term assets	115,079	—	5,133	120,212
Permanent assets	1,180,053	434	898	1,181,385
Current liabilities	(531,597)	(1,786)	3	(533,380)
Long-term liabilities	(477,843)	—	(11,093)	(488,936)
Minority interest	(103,771)	—	—	(103,771)

Total net assets (liabilities)	705,747	57	(4,687)	701,117
Stake percentage - %	59.2	50.0	50.0

	December 31, 2004

	Quinsa	Agrega	ITB	Total

Current assets	418,762	1,003	338	420,103
Long-term assets	242,622	—	6,338	248,960
Permanent assets	1,138,002	491	898	1,139,391
Current liabilities	(436,347)	(1,112)	(1)	(437,460)
Long-term liabilities	(440,774)	—	(11,629)	(452,403)
Minority interest	(201,624)	—	—	(201,624)
Total net assets (liabilities)	720,641	382	(4,056)	716,967
Stake percentage - %	54.8	50.0	50.0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows:

	Year ended December 31, 2005

	Quinsa	Agrega	ITB	Total

Net revenues	1,299,850	1,178	—	1,301,028
Cost of goods and services sold	(536,693)	—	—	(536,693)

Gross profit	763,157	1,178		764,335
Operating expenses	(457,705)	(3,102)	(956)	(461,763)

Operating income (loss)	305,452	(1,924)	(956)	302,572
Non-operating income	(8,967)	(3)	—	(8,970)
Income tax provision	(113,749)	—	325	(113,424)
Statutory interest	(20,111)	—	—	(20,111)
Minority interest	(39,040)	—	—	(39,040)

Net income (loss) for the year	123,585	(1,927)	(631)	121,027

	Year ended December 31, 2004

	Quinsa	Agrega	ITB	Total

Net revenues	1,152,970	821	—	1,153,791
Cost of goods and services sold	(510,296)	—	—	(510,296)

Gross profit	642,674	821	—	643,495
Operating expenses	(432,786)	(2,858)	(925)	(436,569)

Operating income (loss)	209,888	(2,037)	(925)	206,926
Non-operating income	2,433	—	—	2,433
Income tax provision	(77,006)	—	315	(76,691)
Statutory interest	(19,682)	—	—	(19,682)
Minority interest	(29,196)	—	—	(29,196)

Net income (loss) for the year	86,437	(2,037)	(610)	83,790

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The table below shows Quinsa’s main holdings in subsidiaries, fully consolidated to its financial statements, and proportionally adjusted in AmBev’s consolidated financial statements:

Total holdings on December 31, 2005 - %

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.	92.67%
Cerveceria Boliviana Nacional La Paz	79.25%
Cerveceria Chile S.A.	92.95%
Cerveceria Paraguay S.A.	81.19%
Fábrica Paraguaya de Vitrios S.A.	92.68%
Fábricas Nacionales de Cerveza S.A.	90.58%
Quilmes Industrial (Bermuda) Ltd. - QIB	92.95%

o)     Reclassifications

With a view to improving the presentation of certain values and transactions in its consolidated financial statements, as well as to maintain the comparison between periods, the Company made the reclassification of: (i) the result of “net gains on derivative instruments” and “net losses on derivative instruments”, shown in the note 15 (d); (ii) “unrealized losses on derivative operations” and  “exchange variation and unrealized gains on financial assets”, shown in the cash flow statements; (iii) the Excise Tax (“IPI”) amounts – zero rate classified in long-term assets, under the item “other recoverable taxes and charges” for the long-term liabilities, under the item “ICMS and IPI Contingencies”; and (iv) the amount of certain projects classified as other investments for deferred charges.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

3          INVENTORIES

	Parent Company		Consolidated

	2005	2004	2005	2004

Finished products	143,215	—	322,150	396,792
Work in progress	46,134	—	67,779	62,827
Raw materials	231,039	—	515,127	606,738
Production materials	96,378	—	186,636	199,309
Supplies and others	56,752	—	113,623	132,846
Provision for losses	(16,015)	—	(27,262)	(17,551)
	557,503	—	1,178,053	1,380,961

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

4          TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	2005

	Balances			Transactions

Companies	Accounts receivable	Accounts Payable	Inter- company loans	Net sales	Net financial results

AmBev	804,329	(1,748,043)	(1,559,243)	366,720	(324,217)
CBB (iv)	—	—	—	113,810	108,438
Fratelli (iii)	—	(11,231)	133,347	6,740	(6,066)
IBA - Sudeste	—	—	—	44,459	399,088
Jalua	—	—	(40,810)	—	(51,280)
Monthiers	3,444	—	1,421,922	—	(68,618)
Arosuco	4,513	—	384,561	511,573	26
Dunvegan	216,650	—	(417,541)	—	36,308
Cympay	468	—	16,806	98,160	428
Malteria Pampa	8,279	—	—	145,454	(1)
Aspen	—	—	(153,120)	—	5,675
Eagle	—	(868,126)	—	—	—
CRBS	122,666	—	—	—	—
Labatt Canada (i) (ii)	283,370	—	14,575	214,821	18
Other nationals	63,381	(9,176)	233,308	(1,277)	2,913
Other internationals	3,986	(106,137)	(35,199)	(175,461)	(2,929)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	2004

	Balances			Transactions

Companies	Accounts receivable	Accounts Payable	Inter- company loans	Net sales	Net financial results

AmBev	—	(2,057)	(3,333,993)	—	(219,745)
CBB	24,445	—	1,789,702	234,745	168,201
Fratelli	—	(4,351)	(51,788)	28	—
IBA-Sudeste	3,226	—	1,125,540	29,853	—
Jalua	—	—	11,892	—	(55,556)
Monthiers	—	—	1,242,236	—	68,950
Arosuco	5,252	—	336,343	416,592	—
Dunvegan	—	—	(873,018)	—	45,302
Cympay	—	(12,412)	21	116,158	(298)
Malteria Pampa	5,959	—	—	152,268	—
Aspen	—	—	(197,059)	—	(1,681)
Labatt Canada (i) (ii)	323,826	(14,144)	—	85,741	25
Other nationals	74,268	(74,581)	(38,189)	64,706	(9,098)
Other internationals	5,378	(24,428)	(7,703)	152,024	1,162

(i) Transaction with other companies associated with InBev, which are not eliminated in the Company’s consolidated financial statements.

(ii) Additionally, there are service agreements between Labatt Canada and InBev in which services rendered or expenses incurred on behalf of the other party are reimbursed. On December 31, 2005, Labatt Canada showed accounts receivable balance, at the amount of R$6,618 (R$6,726 on December 31, 2004) and accounts payable balance, at the amount of R$3,527 (R$1,771 on December 31, 2004) with InBev as part of the referred agreements.

(iii) On November 30, 2005, Fratelli merged IBA-Sudeste.

(iv) As mentioned in note 1(b)(ii), CBB was merged by AmBev on May, 31, 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Names used:

•	Indústria de Bebidas Antarctica do Sudeste S.A. (“IBA-Sudeste”)
•	Jalua Spain S.L. (“Jalua”)
•	Monthiers S.A. (“Monthiers”)
•	Arosuco Aromas e Sucos Ltda. (“Arosuco”)
•	Dunvegan S.A. (“Dunvegan”)
•	Cervecería y Maltería Paysandú - Cympay (“Cympay”)
•	Maltería Pampa S.A. (“Maltería Pampa”)
•	Aspen Equities Corporation (“Aspen”)
•	Fratelli Vita Bebidas S.A. (“Fratelli”)

Transactions with related parties are carried out under usual market conditions and include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, crown caps and several finished products.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined duration and suffer the assessment of market financial charges, except for some agreements with subsidiaries, which do not fall upon charges.

The agreements involving the Company’s subsidiaries headquartered abroad are usually monetarily indexed based on the US dollar variation, plus interest of up to 10% p.a.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

5          OTHER ASSETS

	Parent Company		Consolidated

	2005	2004	2005	2004

Current assets
Deferred income from commodities, swap and forward operations, net	75,617	—	75,617	54,958
Advertising expenses reimbursement	42,478	—	45,648	24,136
Prepaid expenses	233,526	215	296,020	242,183
Advances to suppliers and others	299	—	23,063	42,762
Accounts receivable - related parties	13,700	—	265,404	297,859
Other accounts receivable	13,106	828	73,933	90,940
	378,726	1,043	779,685	752,838

Long-term assets
Long-term financial investments	—	—	69,382	147,430
Other taxes and charges recoverable (i)	108,197	11,975	130,789	134,222
Prepaid expenses	111,984	—	126,511	111,691
Surplus assets - Instituto AmBev (Note 12 a)	20,018	—	20,018	20,646
Other accounts with related parties	—	—	4,737	—
Other accounts receivable	5,457	—	24,634	39,686
	245,656	11,975	376,071	453,675

(i) The Company recognized on the book IPI credits at zero rate and not used, at the amount of R$171,518 in the Parent Company and R$228,056 in the consolidated (R$73,059 and R$228,056 on December 31, 2004 in the Parent Company and in the consolidated respectively), for which a provision for losses for total credits has been maintained.

On December 31, 2005 the balance of this provision, previously recorded in liabilities, was transferred to the contra-assets account, named as “Other taxes and charges recoverable” with a view to better reflecting the Company’s financial status.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

6          INVESTMENT IN DIRECT SUBSIDIARIES

(a)     Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Interest in subsidiaries	Goodwill	Total

Balance on December 31, 2003	5,446,932	318,983	5,765,915
Investment acquisition	14,441,024	—	14,441,024
Capital increase	1,800	—	1,800
Equity pick-up	1,065,139	—	1,065,139
Exchange variation in subsidiary abroad	259,407	—	259,407
Goodwill amortization	—	(84,841)	(84,841)
Capital refund of subsidiary	(486,376)	—	(486,376)
Prepaid dividends of subsidiary	(902,745)	—	(902,745)

Balance on December 31, 2004	19,825,181	234,142	20,059,323
Arosuco – dividends received and receivable	(531,902)	—	(531,902)
Equity pick-up (iii)	828,609	—	828,609
Exchange variation in subsidiary abroad	(2,928)	—	(2,928)
Goodwill amortization	—	(52,703)	(52,703)
Direct interest held by mergee CBB (note 1 (b)(ii))	477,013	(166,806)	310,207
Provision for losses on investments	(8,908)	—	(8,908)
Capital refund of subsidiary (i)	(836,770)	—	(836,770)
Disposal of treasury shares	33,745	—	33,745
Loss of ownership in subsidiary	(3,304)	—	(3,304)
Prepaid dividends IBA Sudeste (ii)	(161,336)	—	(161,336)

Balance on December 31, 2005	19,619,400	14,633	19,634,033

(i) This balance refers to capital refund by IBA Sudeste, approved by its shareholders on June 3, 2005 at the total amount of R$1,100,000, and the capital stock from R$1,301,992 to R$201,992, without changes in the number of shares issued by the subsidiary, and the capital reduction resolved herein being subject to the conditions set forth in the Article 174 of Law 6,404/76. Thus, the refund value was recognized in IBA Sudeste’s assets and liabilities on August 31, 2005, the date of payment and the end of the limitation period for creditors’ opposition.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii)   On September 2, 2005, IBA Sudeste’s Board of Executive Officers, approved the dividends distribution, on account of the income earned in the 1st half-year period of 2005 to be imputed to the mandatory minimum dividends of  2005 at the amount of R$210,380, the Company being entitled to the amount of R$161.336. The portion of dividends, plus the capital reduction, the benefit of which was AmBev’s was offset with the balance of loans receivable that AmBev maintained with IBA Sudeste.

(iii) This result considers the goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$923,465.

(b)     Goodwill and negative goodwill

	Parent Company		Consolidated

	2005	2004	2005	2004

Goodwill
CBB - based on Property, plant and equipment fair value excess (i)	—	144,579	—	144,579
Expected future profitability (i)	—	702,760	—	702,760

	—	847,339	—	847,339
Expected future profitability
Labatt Canada (v)	—	—	16,383,303	16,677,719
Quinsa	—	—	1,123,224	1,123,224
Cympay	—	—	26,557	26,557
Embodom	—	—	224,111	214,851
Malteria Pampa	9,313	—	28,101	28,101
Patí do Alferes Participações S.A.	3,372	—	—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Brakl Distributor	101,882	—	—	—
Ribeirão Preto Distributor	73,452	—	—	—
Jaguariúna Distributor	6,652	—	—	—
Cervejaria Miranda Corrêa S.A.	5,514	—	5,514	5,514
Labatt Canada Subsidiaries (ii)	—	—	3,323,893	3,648,637
Quinsa Subsidiaries (proportionally consolidated) (iv)	—	—	622,232	547,613

Total goodwill	200,185	847,339	21,742,051	23,124,671
Accumulated amortization	(185,552)	(463,251)	(4,997,222)	(4,779,123)

Total goodwill, net	14,633	384,088	16,744,829	18,345,548

Negative goodwill
CBB (iii)	—	(149,946)	—	(149,946)
Cerversursa	—	—	(14,378)	(16,431)
Incesa (Quinsa’s subsidiary)	—	—	(8,217)	(8,760)

Total negative goodwill	—	(149,946)	(22,595)	(175,137)

Balance	14,633	234,142	16,722,234	18,170,411

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i) In May 2005, the Company merged the net assets of its subsidiary CBB by book value as mentioned in note 1 (b) (ii).
(ii) The balance of the accumulated amortization referring to goodwill existing in Labatt Canada amounted to R$3,289,683 on December 31, 2005 (R$3,418,170 on December 31, 2004).
(iii) The negative goodwill on investment in the subsidiary CBB was reclassified to “deferred income”, as a result of net assets merger of this subsidiary, as mentioned in note 1(b)(ii).

(iv)   As mentioned in note 2 (n), Quinsa acquired by the amount of US$110.0 million (equivalent to R$244,442) the stake of 5.32% that BAC held in QIB, verifying a goodwill in this transaction of US$74.9 million (equivalent to R$166,442). The effect on the Company’s consolidated is the amount of R$97,349.

(v) The accumulated amortization balance referring to Labatt APS’ goodwill in Labatt Canada amounts to R$1,034,858 (R$409,714 on December 31, 2004).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(c)     Information on direct subsidiaries

	December 31, 2005

	CRBS	Arosuco (i)	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - in thousands
Common shares/quotas	765,961	0.3	6,510	602,468	1,000,017
Preferred shares	—	—	—	—	—

Total shares/quotas	765,961	0.3	6,510	602,468	1,000,017

Percentage of direct ownership in capital stock
In relation to preferred shares
In relation to common shares/quotas	99.65	99.7	50.0	50.7	100.0
In relation to total shares/quotas	99.65	99.7	50.0	50.7	100.0
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	177,268	373,233	114	1,165,377	14,132,035
Investment	176,650	343,546	57	590,740	14,131,788
Adjusted net income (loss)	(7,947)	273,178	(3,850)	(80,174)	(291,965)
Equity in the results of subsidiaries (ii)	(9,186)	380,391	(1,927)	(30,042)	(291,965)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	December 31, 2005

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares/quotas held - in thousands
Common shares/quotas	480	31,595	77,084	669,019	299.06
Preferred shares	—	—	—	—	143.74

Total shares/quotas	480	31,595	77,084	669,019	442.80

Percentage of direct ownership in capital stock
In relation to common shares/quotas	100.0	100.0	99.5	100.0	71.9
In relation to total shares/quotas	100.0	100.0	99.5	100.0	77.8
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	31,609	10,335	242,703	395,591	401,722
Investment	31,609	10,335	241,487	395,591	312,647
Adjusted net income (loss)	4,740	5	14,525	71,635	28,202
Equity in the results of subsidiaries(ii)	3,147	2	1,250	22,313	18,720

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	December 31, 2005

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares/quotas held - in thousands
Common shares/quotas	1,439,147	278	13,641	37	91
Preferred shares	—	—	—	—	—

Total shares/quotas	1,439,147	278	13,641	37	91

Percentage of direct ownership in capital stock
In relation to common shares/quotas	60.0	99.96	87.33	100.0	99.96
In relation to total shares/quotas	60.0	99.96	87.33	100.0	99.96
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	196,860	2,376,071	249,985	11,494	686,990
Investment	102,190	2,375,153	218,312	11,494	686,709	19,628,308
Adjusted net income (loss)	23,273	(284,372)	(4,813)	6,869	(24,306)
Equity in the results of subsidiaries(ii)	7,134	(55,788)	(5,140)	6,810	(16,609)	29,110

(i)

The equity in the results of subsidiaries recognized by AmBev during the year ended on December 31, 2005 is impacted by tax incentives gains, verified by the subsidiary Arosuco, at the amount of R$112,890.

(ii)

The equity in the results of subsidiaries referring to investments held until May 31, 2005 by the mergee CBB corresponds to the income earned by such investees during the period between June and December 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The investments balance on December 31, 2005 considers a provision for unearned income in subsidiaries at the amount of R$ 44,501(R$ 30,185 on December 31, 2004).

The equity in the results of subsidiaries recognized by AmBev during the year ended on December 31, 2005, includes the results of R$ 743,357 and R$ 56,142 of the merged subsidiaries CBB and IBA-Sudeste, respectively.

	December 31, 2004

Description	CBB	Arosuco	Agrega	Hohneck	Labatt ApS	Total

Number of shares/quotas held - in thousands
Common shares/quotas	19,881,631	0.3	6,510	10,000	1,000,017
Preferred shares	35,206,009	—	—	—	—

Total shares/quotas	55,087,640	0.3	6,510	10,000	1,000,017

Percentage of direct ownership in capital stock
In relation to preferred shares	99.9	—	—	—	—
In relation to common shares/quotas	99.9	99.7	50.0	0.009	100.0

In relation to total shares/quotas	99.9	99.7	50.0	0.009	100.0

Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	5,067,853	334,181	765	1,245,551	14,423,753
Investment	5,067,848	333,186	383	11	14,423,753	19,825,181
Adjusted net income (loss)	948,322	219,832	(4,073)	(69,600)	(276,678)
Equity in the results of subsidiaries (ii)	1,035,305	308,549	(2,036)	(1)	(276,678)	1,065,139

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(d)     Main indirect holdings in subsidiaries and joint subsidiaries

	Total indirect holdings - %

Company Name	2005	2004

Brazil
Eagle (iii)	—	100.0
IBA-Sudeste (ii)	—	99.3
Abroad
Quinsa	59.2	54.8
Jalua Spain S.L.	100.0	100.0
Lambic S.A. (iii)	—	87.3
Monthiers (i)	100.0	100.0
Aspen	100.0	100.0

(i)	Wholly-owned subsidiary of Jalua Spain S.L.

(ii)	Company merged on November 30, 2005 by the parent company Fratelli.

(iii)	With CBB merger by AmBev, the companies Eagle and Lambic S.A. became direct investees.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

7          PROPERTY, PLANT AND EQUIPMENT

(a)     Composition of property, plant and equipment

	Parent Company

	2005			2004

	Cost	Accumulated depreciation	Residual amounts	Residual amounts	Annual depreciation rates - %

Land	91,969	—	91,969	—
Buildings and constructions	1,259,450	(651,992)	607,458	—	4
Machinery and equipment	3,759,280	(3,175,306)	583,974	—	10	(i)
External use movable assets	1,004,239	(457,053)	547,186	—	10	(i)
Other assets and intangibles	1,082,093	(600,580)	481,513	—	4 to 20	(ii)
Construction in progress	162,073	—	162,073	—

	7,359,104	(4,884,931)	2,474,173	—

	Consolidated

	2005			2004

	Cost	Accumulated depreciation	Residual amounts	Residual amounts	Annual depreciation rates - %

Land	309,921		309,921	328,641
Buildings and constructions	2,602,558	(1,259,827)	1,342,731	1,386,180	4
Machinery and equipment	8,242,458	(6,333,251)	1,909,207	1,994,939	10	(i)
External use movable assets	1,723,178	(809,496)	913,682	876,714	10	(i)
Other assets and intangibles	1,262,205	(775,316)	486,889	576,945	4 to 20	(ii)
Construction in progress	442,151	—	442,151	368,246

	14,582,471	(9,177,890)	5,404,581	5,531,665

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)	Rates may vary due to the number of production shifts in which the good is used.

(ii)	Concentration of assets with annual depreciation rate of 20% as of December 31, 2005.

On December 31, 2005, the Company and its subsidiaries maintain immovable assets destined to sale, at the residual value of R$101,326 at the Parent Company and R$104,535 at the consolidated (R$ 113,849, on December 31,  2004  in the consolidated), which are classified in long-term assets, net of provision for potential losses in the realization, at the amount of R$ 65,121 at the Parent Company and R$ 66,288 in  consolidated (R$ 69,087 on December 31, 2004 in consolidated).

(b)     Pledged assets

In view of bank loans and leases assumed by the Company and its subsidiaries on December 31, 2005, there are pledged assets and property, at the residual amount of R$ 538,856 (R$ 781,420 on December 31, 2004). Such restriction has no impact on the use of such assets and on the Company’s operations.

8          DEFERRED CHARGES

	Parent Company		Consolidated

	2005	2004	2005	2004

Cost
Pre-operating cost	168,875	71,752	243,134	208,628
Implementation and expansion expenses	48,288	—	53,540	53,918
Future Profitability (i)	9,322,015	—	9,322,015	109,097
Provision for goodwill realization (ii)	(5,650,447)	—	(5,650,447)	—
Other	167,355	—	202,000	162,600

Total cost	4,056,086	71,752	4,170,242	534,243
Accumulated amortization	(908,046)	(6,250)	(936,907)	(240,098)

Net deferred	3,148,040	65,502	3,233,335	294,145

(i)

It substantially refers to goodwill balance, originally recorded at the Parent Company InBev Brasil, which was transferred to the Company, as a result of the merger process occurred on July 28, 2005. The goodwill reclassified to the deferred charges is based on the projections of future results of operations supporting its generation.

(ii)	Concentration of assets with annual depreciation rate of 20% as of December 31, 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

9          LOANS AND FINANCING

				Parent Company

				Current		Long-term
		Annual Interest Rate
Types/purposes	Final Maturity		Currency	2005	2004	2005	2004

Brazilian reais
ICMS sales tax incentives	September 2015	4.77%	R $	86,184	—	228,054	—
Investments in permanent assets	December 2010	Long-term interest rate (TJLP)+ 3% to 4.5%	R$	104,172	—	362,275	—
Working Capital	January 2006	104% CDI	R$	1,420	—	—	—

				191,776	—	590,329	—

Foreign currency
Working Capital	June 2006	2.90% to 4.90%	USD	541,068	—	—	—
Bond 2011	December 2011	10.50%	USD	6,024	—	1,170,350	—
Bond 2013	September 2013	8.75%	USD	35,139	—	1,170,350	—
Investments in permanent assets	January 2009	3.0% to 4.5%	UMBNDES	16,023	—	63,490	—

				598,254	—	2,404,190	—

Total				790,030	—	2,994,519	—

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

				Consolidated

				Current		Long-term

Types/purposes	Final Maturity	Annual Interest Rate	Currency	2005	2004	2005	2004

Brazilian reais
ICMS sales tax incentives	September 2015	4.77%	R$	89,542	93,476	237,286	288,163
Investments in permanent assets	December 2010	Long-term interest rate (TJLP +3% to 4.5%)	R$	104,172	135,201	362,275	209,499
Working Capital	January 2006	104% of CDI	R$	1,420	274,554	—	—

				195,134	503,231	599,561	497,662

Foreign currency
Working Capital	October 2010	2.5% to 5.50%	USD	673,701	462,392	102,991	367,070
Working Capital	October 2010	BA + 0.45%	CAD	4,800	1,911,692	1,408,238	737,672
Working Capital	January 2006	4.48%	ARS	27,872	—	—	—
Working Capital	September 2008	12.0%	VEB	30,788	136,074	117,387	—
Working Capital	April 2012	18.0%	DOP	50,984	26,798	32,389	16,186
Working Capital	October 2010	7.75%	GTQ	27,467	35,713	37,781	—
Working Capital	October 2010	6.75%	PEN	28,800	—	158,610	—
Bond 2011	December 2011	10.50%	USD	6,024	6,831	1,170,350	1,327,200
Bond 2013	September 2013	8.75%	USD	35,139	39,848	1,170,350	1,327,200
Imports financing	January 2007	4.85% to 6.5%	USD	4,588	262,801	58,088	—
Investments in permanent assets	September 2011	7.5% to 8.45%	USD	70,492	—	341,287	—
Investments in permanent assets	January 2009	3.0% to 4.5%	UMBNDES	16,023	16,792	63,490	40,092
Notes –A Series	July 2008	6.56%	USD	—	—	379,168	—
Notes –B Series	July 2008	6.07%	CAD	—	—	100,589	—
Senior Notes - BRI	June 2011	7.50%	CAD	—	—	178,645	—
Others	September 2007	8.36%	USD	37,580	40,952	75,228	54,516

				1,014,258	2,939,893	5,394,591	3,869,936

Total				1,209,392	3,443,124	5,994,152	4,367,598

Abbreviations used:
•	USD - United States Dollar
•	CAD – Canadian Dollar
•	ARS - Argentine Peso
•	VEB - Venezuelan Bolivar
•	DOP – Dominican Peso

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

•	GTQ – Guatemalan quetzal
•	PEN – Peruvian sol
•	TJLP – Long-Term Interest Rate – corresponding to 9.75% p.a. on 12.31.05
•	ICMS – Value-Added Tax on Sales and Services
•	CDI – Interbank Deposit Certificate – corresponding to 17.99% p.a. on 12.31.05
•	BA - Bankers Acceptance – corresponding to 3.106% on 12.31.05
•	UMBNDES – Rate incurring on BNDES financing pegged to Currency Basket

(a)     Mortgages and collateral

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and conditional sale on equipment, see note 7(b).

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

(b)     Maturities

As of December 31, 2005, long-term financings fall due as follows:

2007	529,487
2008	1,012,351
2009	118,010
2010	1,684,494
2011 and onwards	2,649,810
5,994,152

(c)     Sales tax deferrals and ICMS tax incentive programs

	Parent Company		Consolidated

	2005	2004	2005	2004

Current liabilities
Loans and financing	86,184	—	89,542	93,476
Sales tax deferrals	19,452	—	19,452	54,467
Long-term liabilities
Loans and financing	228,054	—	237,286	288,163
Sales tax deferrals	352,563	—	352,563	275,695

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from ICMS original maturity date.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The deferral of taxes on sales is classified in current liabilities under the item “Other taxes and contributions payable”.

(d)     Notes issued on the international market

The Company issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”), with a guarantee from AmBev. These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 at the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was registered at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

The Company issued in December 2001 US$ 500 million in foreign securities (“Bond 2011”), with a guarantee from AmBev. These Notes incur 10.5% interest p.a., amortized semi-annually from June 2002, with final maturity in December 2011. The Company registered Bond 2011 at the SEC on October 4, 2002.

(e)     Labatt Canada

(i)     Working capital

On December 12, 2002 and on May 25, 2004, Labatt Canada entered into two forward credit agreements at the respective amounts of CAD 600 million and CAD 700 million, with a bank syndicate and with same maturity date on December 12, 2005. Both agreements were fully paid on October 12, 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

On October 12, 2005 a syndicated loan of CAD 1.2 billion was also made, of which forward CAD 900 million and CAD 300 million revolving credit with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On December 31, 2005, the bankers’ acceptance average rate on the debt stood at 3.106% p.a. and the applicable margin was 0.35% per annum.

(ii)     Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement of US$ 162 million, represented by Series A Bank Notes (“Notes – Series A”) and CAD$ 50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group institutional investors. The Notes are subject to the following interest rates: (a) 6.56% p.a., over the portion in US dollars; and (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001,  Brewers Retail Inc (“BRI”), a company proportionally consolidated by Labatt Canada, entered into a CAD 200 million loan agreement through Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. Senior Notes are subject to fixed interest rates of  7.5%  p.a. and the maturity date is June 15, 2011.

(f)     Contractual clauses

As of December 31, 2005, the Company and its subsidiaries are in performance of indebtedness/liquidity ratios committed in view of loans obtained.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

10          OTHER LIABILITIES

	Parent Company		Consolidated

	2005	2004	2005	2004

Current liabilities
Dividends payable	—	—	5,495	—
Deposits for containers (i)	—	—	79,053	84,367
Provision for restructuring (ii)	—	—	106,487	183,019
Provision for clearance of area	48,544	—	48,544	24,503
Provision for income tax contingency (Note 11h)	—	—	124,555	189,916
Marketing accounts payable	151,657	—	151,657	101,117
Deferred income of forward and swap commodities operations, net	277	—	41,239	12,724
Provision for royalties payment	—	—	33,864	37,064
Accounts payable for share buyback	74,230	—	74,230	—
Other accounts payable	101,824	71	233,488	226,880
	376,532	71	898,612	859,590
Long-term liabilities
Provision for medical assistance benefits and others (Note 12 b)	84,397	—	584,571	646,049
Deferred income and social contribution taxes (Note 16 c)	26,693	—	94,640	138,458
Deferred income of debt swap operations, net	—	—	95,838	90,261
Other accounts payable	529	—	50,720	61.544
	111,619	—	825,769	936,312

(i)	Such deposits are made by points-of-sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii)

On September 8, 2004, Labatt Canada announced the shutting down of its plant in New Westminster, British Columbia. In order to face expenses mainly related to dismissals, based on an agreement entered into with Labor Union, Labatt recorded a provision at the total amount of CAD 22.2 million in 2004 (equivalent to R$49.1 thousand on December 31, 2004). The shutting down of such plant occurred in November 2005, and said provision was reduced to  CAD 3.6 million (equivalent to R$7,337 on December 31, 2005).

Additionally, in December 2004, Labatt Canada announced a workforce restructuring aiming at reducing overhead fixed cost by 20%. As a result, Labatt recorded a provision of CAD$ 60.7 million (equivalent to 122.1 thousand on December 31, 2005 and  R$ 134.0 thousand on December 31, 2004) to cover the expenditures related to dismissals. On December 31, 2005 the balance of such provision was reduced to CAD 41.1 million (equivalent to R$ 82,664 on December 31, 2005).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

On March 31, 2005, Labatt Canada announced the shutting down of Metro Brewery plant, in Toronto, Ontario. The closing shall occur in 2006. The balance of this provision on December 31, 2005 is CAD 8.2 million (equivalent to R$ 16,486 December 31, 2005).

11          COMMITMENTS AND CONTINGENCIES

	Balance on 12.31.2004	Additions	Payments	Reversals	Reclassifications	Monetary and exchange restatement	Balance on 12.31.2005

PIS and COFINS	383,537	6,560	(3,407)	(40,983)	10,180	38,583	394,470
ICMS and IPI	312,390	50,477	(4,284)	(139,224)	(78)	2,156	221,437
IRPJ and CSLL	71,292	7,977	(15)	(5,828)	—	(360)	73,066
Labor claims	308,969	218,567	(55,678)	(109,873)	(*) (88,654)	5,038	278,369
Distributors and dealers	47,156	39,769	(9,072)	(33,975)	(22)	(114)	43,742
Other	119,551	37,013	(14,653)	(19,664)	(6,230)	1,124	117,141
	1,242,895	360,363	(87,109)	(349,547)	(84,804)	46,427	1,128,225

(*)	Reclassificattion of the balance for contingencies to accounts payable referring to lawsuits closed through legal agreements

Abbreviations used:
•	IRPJ – Corporate Income Tax; and
•	CSLL – Social Contribution on Net Income

On December 31, 2005, the Company and its subsidiaries also maintained in progress other lawsuits for which, according to the legal counsel, the risk of loss is possible but not probable. Such lawsuits amount to R$ 4,557,011 (R$ 1,241,105 on  December 31, 2004), for which the Company’s management understands that the recording of provision for possible loss is not necessary.

During the year ended on December 31, 2005, possible contingencies showed an increase of approximately R$ 3,316,000, mainly due to new tax deficiency notices received by the Company and its subsidiaries related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized out of the country.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on its external consultants’ opinion, the Company understands that such tax defficiency notices were made based on mistaken analysis of the laws mentioned above, because among other factor: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period reffering to the deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts suposedly due.

The Company, based on the opinion of its external consultants did not make provisions in relation to the tax defficiency notices received in the period, as well as those previous ones about the same matter, amounting to R$ 3,600,471 since the Company understands these are not justified. Nevertheless, since laws had not been subject-matter of examination on highest stage by the Judiciary Branch, the Company, based on the opinion of its legal consultants considered the probability of loss as possible at the amount of R$ 2,451,319 and as remote, at the amount of R$ 1,149,152.

Main liabilities related to fiscal claims and provisions for contingencies:

(a)     PIS and COFINS

(i)     PIS – The Company and its subsidiaries obtained an injunction during the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying these taxes on other revenues. Following the enactment of Law No. 10,637 as of December 31, 2002, which established new rules for calculating PIS with effects from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

(ii)     COFINS - The 3rd Regional Federal Court confirmed a legal decision in favor of the Company and its subsidiaries, which allows them to pay COFINS on billings, without paying these taxes on other income. Following the enactment of Law No. 10,833/03 as of December 29, 2003, effectively February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)     ICMS and IPI

Provision mainly relates to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

The Company has IPI credits at zero rate, amounting to R$ 171,596 in the parent company and R$ 228,134 in consolidated as of December 31, 2005 (R$ 73,059 and  R$ 228,056 on December 31, 2004 in the parent company and in the consolidated, respectively), was reclassified to the account “Other assets – other taxes and charges recoverable” of long-term assets, as mentioned in note 2 (o).

(c)     Income and social contribution

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax for the year 1996.

(d)     Labor claims

These provisions relate to claims from former employees. On December 31, 2005, judicial deposits for labor claims paid by the Company and its subsidiaries amounted to R$ 151,172
(R$ 129,615 in 2003 on December 31, 2004) and are recorded under “Judicial Deposits, Compulsory and Fiscal Incentives”.

(e)     Claims from distributors and resellers

This provision relates mainly to contractual terminations between the Company’s subsidiaries and certain distributors, due to the non-compliance, by the distributors, with the Company’s directives.

(f)     Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and to suppliers.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(g)     Labatt Canada

Certain beverage and alcoholic beverage producers of the United States, Canada and Europe were named in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was named in one of these lawsuits. Labatt will vigorously defend this litigation and, at this time, it is not possible to estimate the risk of loss or estimate the range of loss, if any.

Labatt was sued by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount is approximately CAD$ 200 million, equivalent to R$ 402,354 as at December 31, 2005.

In the event Labatt is required to pay this amount, AmBev will be fully reimbursed by InBev. During the fourth quarter of 2005, Labatt paid approximately CAD 24 million, reducing the provision recorded in 2004 to CAD 62 million (equivalent to R$ 124,555 on December 31, 2005) as “Contingency Provision for Income Tax”, and AmBev has recorded accounts receivable for the amount of R$ 173,012 (equivalent to CAD 86 million) as an adjustment in the consolidation of Labatt.

12           EMPLOYEE BENEFITS

(a)     AmBev Private Pension Plan –  Instituto AmBev (“IAPP”)

AmBev and its subsidiaries sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management of the Company. During the year ended December 31, 2005, the Company and its subsidiaries made contributions of R$ 4,800 (R$ 3,889 on December 31, 2004) to IAPP.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on the independent actuary reports, the position of IAPP’s plans on December 31 is as follows:

	2005	2004

Fair value of assets	725,514	633,344
Present value of actuarial liability	(485,236)	(438,096)

Surplus of assets – IAPP	240,278	195,248

The surplus of assets of IAPP is recorded by the Company in its consolidated financial statements under “Surplus of assets - Instituto AmBev” (see note 5 – other assets), at the amount of R$ 20,018 (R$ 20,646 in on December 31, 2004), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

(b)     Post-retirement benefits and others

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired employees, and such benefit not being granted to new retirements.

Labatt Canada, an indirect subsidiary of AmBev, offers pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also sponsors certain post-retirement pension benefits to certain distributors.

On December 31, 2005 liabilities deriving from these obligations are recorded in the Company’s financial statements as “Provision for medical assistance benefits and others” (see note 10 –other liabilities) in the following amounts:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Pension Plan	Post-retirement Benefits

	Labatt	Labatt	AmBev	Total

Present value of the actuarial liability	2,307,558	310,427	113,429	2,731,414
Fair value of assets	(1,630,442)	—	—	(1,630,442)

Plan deficit	677,116	310,427	113,429	1,100,972
Non-amortized actuarial adjustments	(459,706)	(123,335)	(29,032)	(612,073)
Distributors’ plans (i)	—	—	—	95,672

Total recognized liabilities (note 10)	217,410	187,092	84,397	584,571

(i)     The obligation related to the distributors’ plan represents Labatt Canada’s pro rata obligation under these plans which will be financed by Labatt Canada through the allocation of service costs of these affiliated companies.

Movement of provision for medical assistance benefits and other according to independent actuary report:

	AmBev	Labatt	Total

Balance on December 31, 2004	78,403	567,646	646,049
Incurred financial charges	13,788	149,060	162,848
Exchange rate variation	—	(50,523)	(50,523)
Transfer of provision to restructuring	—	14,095	14,095
Benefits paid	(7,794)	(180,104)	(187,898)

Balance on December 31, 2005	84,397	500,174	584,571

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(c)     Welfare foundation - Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the FAHZ)

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The changes in the actuarial liabilities of FAHZ, according to the independent actuary report, were as follows:

Balance on December 31, 2004	177,085
Financial charges incurred	40,507
Benefits paid	(23,984)

Balance on December 31, 2005	193,608

The actuarial liabilities related to the benefits provided by the FAHZ on December 31, 2005 were fully offset by its assets. The excess assets were not recorded by the Company in its financial statements, due to the possibility of its use for purposes other than exclusively related to the payment of benefits.

(d)     Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Annual Percentage – in nominal terms

	AmBev		Labatt

	2005	2004	2005	2004

Discount rate	10.8	10.9	5.0	5.7
Expected rate of return on assets	14.9	15.4	8.0	8.0
Increase in the remuneration factor	7.2	7.3	3.0	3.0
Increase in health care costs	7.2	7.3	—	4.0

13          SHAREHOLDERS’ EQUITY

(a)     Subscribed and paid-in capital

On December 31, 2005, the Company’s capital stock at the amount of R$ 5,691,369 (R$ 4,742,804 on December 31, 2004) was represented by 65,876,074 thousand shares (56,277,742 thousand shares on December 31, 2004) of which 34,499,423 thousand are common shares and 31,376,651 thousand are preferred shares (23,558,245 thousand and 32,719,497 thousand, respectively on December 31, 2004), all of them non-par registered shares.

On May 31, 2005 the Company increased its capital stock by 27 thousand common shares at the amount of R$ 4 related to the merger of minority interest of the subsidiary CBB, merged by the Company, as mentioned in note 1 (b)(ii).Additionaly, on the same date, the Company increased its capital stock by 10,941,151 thousand common shares at the amount of
R$ 948,561, by means of capitalization of the goodwill reserve, the shareholders being entitled to bonus at the ratio of 1 common share to each 5 common or preferred shares held.

The purpose of this share bonus, according to announcement to the market on December 6,  2004, was  to maintain the liquidity of the common shares after the public tender offer for the common shares of AmBev by InBev, held on March 29, 2005.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

As mentioned in note 1(b)(iv), the AGE (Extraordinary Shareholders’ Meeting) as of August 27, 2004, approved the issuance by the Company of 19,264,363 thousand new shares, comprised of 7,866,182 thousand common shares and 11,398,181 thousand preferred shares, and also decided to appropriate to the capital stock account the amount of R$ 1,600,748 and to the capital reserve account the amount of R$12,840,276 as premium on share subscription, which was fully subscribed by Labatt ApS’ controlling shareholders.

(b)      Appropriation of net income for the year and transfers to statutory reserves

The Company’s Bylaws provide for the following appropriation of net income for the year, after deductions provided for by law:

(i)     35.0% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii)     An amount not lower than 5% and not higher than 61.75% of net income to be recorded to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including capital increase subscription or the foundation of enterprises. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii)     Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Sharing is attributed to the management until the maximum legal limits.  Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

(c)     Dividends and contributions

The calculation of the dividends percentage approved by the Board of Directors on net income for the years ended December 31 is as follows:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	2005		2004

Net income for the year	1,545,728		1,161,533
Legal reserve (5%) (i)	—		—

Dividends calculation basis	1,545,728		1,161,533

Prepayment of dividends	480,861		108,375
Dividends prepaid as interest attributed to shareholders’ equity	219,821		236,083
Supplemental dividends as interest attributed to shareholders’ equity	524,226		558,101
Supplemental dividends	75,379		424,590

Subtotal	1,300,287		1,327,149
Withholding income tax on dividends as interest attributed to shareholders’ equity	(111,607)		(119,251)

Total dividends proposed	1,188,680		1,207,898

Percentage of dividends on the calculation basis - %	76.90		103.99

Dividends net of income tax per lot of thousand shares outstanding (excluding Treasury shares) at year-end – R$
Common	17.32	(ii)	20.86

Preferred	19.05	(ii)	22.95

(i)     No legal reserve was recorded in 2004, as Brazilian Corporation Law determines that this reserve may no longer be established when, together with the capital reserves exceeds 30% of the Company’s capital stock.

(ii)     Dividends per lot of thousand shares outstanding (excluding Treasury shares) at year-end - before withholding income tax (IRRF): common shares - R$18.95  and preferred shares - R$20.85 (common shares – R$22.92 and preferred shares – R$25.21 on December 31, 2004).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(d)     Interest on shareholders’ equity

Companies legally have the option to distribute to shareholders interest attributed to shareholders’ equity based on the TJLP - long-term interest rate - on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividend when distributed.

Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity and presented as dividends.

(e)     Goodwill special reserve

As mentioned in note 1b(i), as a result of the merger of the parent company InBev Brasil on July 28, 2005, a goodwill special reserve was recorded by the Company at the amount of
R$ 2,883,273 corresponding to the future benefit of goodwill amortization merged. The realization of this reserve will occur under the molds previously described in note 1(b)(i)(f).

(f)     Treasury shares

Changes in the Company’s Treasury shares for the year were as follows:

	Number of shares – lots of thousand

Description	Preferred	Common	Total	R$

On December 31, 2004	1,437,710	—	1,437,710	935,106
Purchases	530,615	16,869	547,484	437,349
Cancellations	(1,342,846)	—	(1,342,846)	(868,153)
Merger of CBB	151,894	—	151,894	81,661
Stock ownership plan transfer	(257,993)	(6,389)	(264,382)	(192,519)
On December 31 2005	519,380	10,480	529,860	393,444

During 2005 period, the Company delivered 264,382 treasury shares to the employess who exercised their right to acquire shares through the Stock Ownership Plan at the amount of 98,071. The written-off cost value of such shares is R$ 192,519, verifying a loss of R$ 94,447, which was recorded against the origin reserve.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

g)     Public Tender Offer for the Common Shares

On February 14, 2005, the Brazilian Securities and Exchange Comission (CVM) granted the registry of the Public Tender Offer for Common Shares (“OPA”) issued by the Company, pursuant to Article 29 of CVM Instruction 361/02. OPA started on February 14, 2005 with  the Public Notice published and was concluded on March 29, 2005 by means of the Offering Auction (“Auction”).

InBev acquired 2,960,071,177 common shares of AmBev at the  Auction, which represented at that time 81.2% of AmBev’s total common shares, subject-matter of the OPA, of which 1,612,915,545 are common shares in Cash Payment Option; and 1,347,155,632 are common shares in Shares Payment Option .

The shares acquired, pursuant to the Offering, increased the stake directly or  indirectly held by InBev at AmBev, now 81% of voting capital stock and 54.2% of the total capital stock of AmBev (55.8% of total capital, net of treasury shares).

14          STOCK OWNERSHIP PLAN

AmBev operates a plan for the purchase of shares by qualified employees, with the objective of aligning the interests of both shareholders and executives. As defined in the Bylaws, the Plan is managed by a committee that includes non-executive members of the Company. This committee periodically creates stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the granting date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (0% and 0.02% in 2005 and 2004, respectively).

When shares are purchased, the Company may opt to issue new shares, or use possible balances of shares held in treasury. The purchase rights granted have no expiration date. Should the employment relationship be terminated, the rights expire. The Company has the right to repurchase the shares subscribed by the employees, at a price equal to:

(i)       at the price paid by the employee, monetarily indexed by inflation, if the employee sells the shares during the first thirty months following the purchase;

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii)      50% at the price paid by the employee, adjusted by inflation, and 50% at the market price, if the employee sells the shares after the first thirty months, but before sixty months following the purchase;

(iii)     at the market price, if the shares are sold at least sixty months following the purchase.

Employees who do not apply at least 70% of their annual bonuses (net of income tax and other charges) will forfeit their purchase rights by the same number of shares they could have purchased, with the amount corresponding to the difference between percentage of the bonus and the amount effectively purchased, unless the equivalent amount had been previously purchased in cash by the employee.

The Company and its subsidiaries were allowed to take advances to employees for the purchase of shares for plans granted through 2002. Such financings normally do not exceed four years and bear 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On December 31, 2005, these advances amounted to R$ 114,888 (R$ 175,181 in 2004) in consolidated. For the plans granted beginning 2003, the Company and its subsidiaries no longer finance the purchase of shares, and such shares must be purchased in cash, by the employees, upon issuance.

The change in stock call options during the years ended December 31 is as follows:

	Stock call option – lots of thousand

	Preferred	Common	Preferred	Common

	2005		2004

Balance of stock call options exercisable at the beginning of the year	651,036	—	733,689	—
Changes during the year
Exercised	(257,993)	(6,389)	(55,727)	—
Cancelled	(27,942)	(1,227)	(35,926)	—
Granted (*)	—	—	9,000	—
Share Bonus	—	80,636	—	—

Balance of stock call options exercisable at year-end	365,101	73,020	651,036	—

(*) The Company is reviewing its stock ownership plan with a view to aligning this to the model adopted by InBev.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

15          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)     Overview

The Company and its subsidiaries maintain certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency, interest rate and commodities swaps and forward contracts to mitigate the exposure to changes in exchange rate on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials costs, particularly aluminum, sugar and wheat.

Financial instruments are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though our real intent is to hold such instruments to maturity on their respective due dates.

(b)     Derivative financial instruments

Composition of the net exposure marked to the market on December 31:

Description	2005	2004

Currency hedge
Reais/US$	3,610,460	3,929,630
Argentine Peso/US$	205,982	132,933
Peruvian Sol/US$	210,663	—
Canadian Dollar/US$	240,528	298,956
Interest rate hedge
Floating LIBOR vs. fixed LIBOR	—	55,742
CDI (Interbank Deposit Certificate)x Pre-Fixed Rate	(186,291)	—
Pre-Fixed Rate vs. Canadian Bankers Acceptance	367,170	943,184
Commodities hedge
Aluminum	119,599	13,167
Sugar	31,450	60,263
Wheat	16,129	2,285
	4,615,690	5,436,160

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)     Market Value of Financial Instruments - currency and interest rate hedge

As of December 31, 2005, unrealized gains on variable earnings from financial instruments  were limited to the lower value between the instrument’s yield curve and their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended December 31, 2005, an additional gain of R$ 44,440 (R$ 188,990 on December 31, 2004), as presented below:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	299,182	318,941	19,759
Swaps/forwards	(164,789)	(150,381)	14,408
“Cross Currency Swap” Labatt Canada (*)	(95,839)	(85,565)	10,274

	38,554	82,995	44,441

(*) Swaps of Labatt Canada for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(ii)     Commodities and currency hedge

The net results, appraised at their market value, with the specific view to minimizing the Company’s exposure to fluctuation of raw material costs to be purchased and operating expenses, the prices of which are pegged to foreign currency or commodities prices, are deferred and recognized in earnings, when corresponding product is sold or at the moment when the corresponding expense is recognized in earnings.

During the year ended December 31, 2005, the effect relating to the commodities and currency hedge operations recorded in earnings as “Cost of goods sold” were:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Description	Net reduction (increase) in the cost of goods sold

Currency hedge	(268,105)
Hedge of aluminum	3,787
Hedge of sugar	15,320
Hedge of wheat and corn	(502)

(249,500)

On December 31, 2005 unrealized losses at the amount of R$ 34,378 were deferred, of which R$ 75,617 in “other assets” and R$ 41,239 in “other liabilities”. This loss will be recognized at  debt of the Company’s results, and the amount of R$ 35,991 at cost of goods sold, when  corresponding finished product is sold and the remaining balance at operating expense, as this is an expense hedge.

(c)     Financial liabilities

The Company’s financial liabilities, mainly represented by operations of issuance of debt securities and import financing are recorded at cost value, monetarily restated at the preliminary rates of interest rates contracted, accrued of monetary and exchange variations,  according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have recognized an additional loss, before income and social contribution taxes, of R$ 523,395, on December 31, 2005, as presented in the chart below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	379,168	392,937	(13,769)
Series B Notes (ii)	100,589	104,725	(4,136)
Senior Notes – BRI (iii)	178,645	202,807	(24,162)
International Financing other currencies (iv)	2,827,516	2,827,516	—
Financing in Reais (iv)	328,248	328,248	—
BNDES/ FINEP/ EGF (iv)	466,447	466,447	—
Res. 63/ Compror 63	541,068	536,398	4,670
Bonds – AmBev 11 and AmBev 13	2,381,863	2,867,861	(485,998)
	7,203,544	7,726,939	(523,395)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)       Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)      Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)     Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)     Loans for which book value and market value are similar.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, in quotations of banks which render services to AmBev and Labatt Canada and at the secondary market value of securities on the reference date as of December 31, 2005. The Bonds, approximately 124.50% of face value for Bond 2011 and 117.50% for Bond 2013 and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

(d)     Financial income and expenses

	Year ended on December 31

	Parent Company		Consolidated

	2005	2004	2005	2004

Financial income
Exchange variations on financial investments	161,600	—	389,130	208,608
Financial income on cash and cash equivalents	30,653	—	85,520	175,187
Financial charges on taxes, contributions and judicial deposits	2,835	4,708	10,069	11,593
Income on Stock Ownership Plan	12,794	34,355	7,614	34,355
Revenue and exchange variation on loans	50,970	—	—	—
Other	5,247	4,269	28,851	38,805
	264,099	43,332	521,184	468,548

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial expenses
Net losses on derivative instruments	(334,267)	—	(714,284)	(412,344)
Financial charges on foreign currency debts	(167,280)	—	(507,726)	(474,205)
Financial charges on debt in Reais	(47,162)	(10)	(122,370)	(118,368)
Interest and exchange variation on loans	(483,718)	(219,745)	—	—
Taxes on financial transactions	(73,983)	(36,701)	(135,778)	(121,262)
Financial charges on contingencies and others	(36,933)	(3,943)	(65,287)	(53,962)
Other	(14,602)	—	(62,457)	(64,734)
	(1,157,945)	(260,399)	(1,607,902)	(1,244,875)
Net financial income	(893,846)	(217,067)	(1,086,718)	(776,327)

(e)     Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company and its subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize financial assets and liabilities in the event of default.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

16          INCOME AND SOCIAL CONTRIBUTION

(a)     Income tax reconciliation

	Consolidated

	2005	2004

Income, before income and social contribution taxes	2,576,761	1,829,454
Profit sharing and contributions	(202,777)	(152,409)
Income, before income and social contribution and minority interest	2,373,984	1,677,045
Tax expenses at statutory rates (34%)	(807,155)	(570,195)
Adjustments for obtaining effective rate:
Interest attributed to shareholders’ equity	252,977	270,022
Foreign subsidiaries’ income not subject to taxation	(174,084)	(66,095)
Equity gains ot fiscal incentives in subsidiaries	51,598	65,713
Effect on goodwill written-off upon merger of subsidiary	—	(12,380)
Goodwill amortization, non-deductible portion (i)	(211,369)	(197,496)
Losses in exclusive investment funds	—	(39,530)
Goodwill future profitability–CBB merger (ii)	103,373	—
Exchange variation on investments	(44,323)	85,036
Permanent additions, exclusions and other	(16,120)	(46,817)
Income and social contribution taxes expenses	(845,103)	(511,742)

(i)     This value considers the goodwill amortization effects of  Labatt ApS in Labatt Canada, according to note 18, generating a tax effect as it is not deductible, at the amount of R$313,978 (R$139,303 on December 31, 2004).

(ii) This value refers to the tax credit derived from future deductibility of AmBev’s goodwill in CBB, as a result of CBB merger by AmBev (note 1(b)(ii)).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)     Composition of benefit (expense) on income and CSLL

	Parent Company		Consolidated

	2005	2004	2005	2004

Current	(1,715)	—	(757,081)	(740,544)
Deferred	170,293	208,602	(88,022)	228,802

Total	(168,578)	208,602	(845,103)	(511,742)

(c)     Composition of deferred taxe assets

	Parent Company		Consolidated

	2005	2004	2005	2004

Long term assets
Tax losses carryforwards	357,594	210,235	896,933	1,049,173
Temporary differences
Non-deductible provisions	342,362	47,609	422,726	491,279
Provision for interest attributed to shareholders’ equity (*)		188,067		190,035
Goodwill future profitability - Merger	132,573	—	132,573	—
Provision for restructuring	—	—	46,358	66,380
Provision for medical assistance benefits	28,695	—	165,915	194,846
Provision on employees profit sharing	43,467	—	47,769	35,154
Provision for losses on hedge	116,861	—	116,861	—
Provision for marketing and sales expenses	51,563	—	51,563	34,380
Other	108,358	1,663	161,343	155,326

	1,181,473	447,574	2,042,041	2,216,573

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Parent Company		Consolidated

	2005	2004	2005	2004

Long-term liabilities
Temporary differences
Accelerated depreciation	—	—	59,885	100,493
Other	26,693	—	34,755	37,965

	26,693		94,640	138,458

(*)	Interest attributed to shareholders’ equity are considered deductible only when effectively credited to shareholders.

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred income tax and social contribution on tax losses carryforwards is as follows:

Nominal amounts (millions of Reais)

2006	47
2007	96
2008	136
2009	187
2010	229
2011	202
897

Deferred tax assets are limited to the amounts for which offset is supported by profit projections for the next ten years, discounted to present values, also considering that tax loss carryforwards are available for offset up to 30% of taxable income in any year, according to Brazilian tax laws.

The deferred tax assets as of December 31, 2005 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and may be offset with future taxable income. Part of tax benefit corresponding to tax losses of foreign subsidiaries was not recorded as assets, as management cannot determine whether its realization is probable.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2005 will be realized until the fiscal year 2010. However, it is not possible to accurately estimate when such temporary differences will be realized, because the mostly of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual values.

As income and social contribution taxes on income derive not only from taxable income but also from the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes on income. Therefore, we recommend that the tax loss should not be taken as an indicator of future profits.

17          COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as malt, plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2006 and 2007, already contracted on December 31, 2005 totaling approximately R$ 533,434 and R$ 3,275, respectively.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

18          OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	2005	2004	2005	2004

Operating income
Equity in the results and gains from subsidiaries	—	—	151,830	193,276
Exchange variation in foreign subsidiary	—	259,407	74,056	252,458
Negative goodwill in advanced payment of fiscal incentives	28,339	—	28,339	21,926
Taxes and contributions recovered	52,185	—	52,609	14,201
Other operating income	4,690	1	3,592	22,867

	85,214	259,408	310,426	504,728

Operating expenses
Exchange variation in subsidiary abroad	(2,928)	—	—	—
Amortization of goodwill (i)	(52,703)	(84,841)	(1,342,973)	(803,619)
Taxes on other revenues	(3,111)	(46,606)	(3,468)	(67,507)
Other	(10,263)	(5,357)	(39,251)	(54,443)

	(69,005)	(136,804)	(1,385,692)	(925,569)

Operating income (expenses), net	16,209	122,604	(1,075,266)	(420,841)

(i) Labatt ApS’s goodwill in Labatt Canada resulted in amortization expense of R$923,465 (R$409,714 in the period from August 27, 2004 to December 31, 2004).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

19          NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	2005	2004	2005	2004

Non-operating income
Reversal of provision for losses on property, plant and equipment	—	—	—	13,260
Gain on disposal of property, plant and equipment	1,851	—	24,974	53,534
Other non-operating income	4,152	—	15,562	9,050
	6,003	—	40,536	75,844

Non-operating expenses

Provision for losses on permanent assets (i)	(19,057)	—	(58,649)	(10,388)
Loss of ownership in investee	(3,304)	—	(64,858)	(80,764)
Loss on disposal of property, plant and equipment	(8,401)	—	(18,988)	(97,858)
Provision for restructuring (i)	—	—	(114,908)	(198,682)
Other non-operating expenses	(1,238)	(1,359)	(17,403)	(21,994)
	(32,000)	(1,359)	(274,806)	(409,686)

Total non-operating expenses, net	(25,997)	(1,359)	(234,270)	(333,842)

(i)     As mentioned in Note 10 (ii) Labatt Canada announced the shutting down of Metro Brewery plant, in Toronto, Ontario. As part of the plan to shut down this plant, Labatt Canada recognized in the non-operating result (i) provision for loss on property, plant and equipment at the amount of CAD 19.8 million (equivalent to R$46,719), recorded in the account “Provision for losses on permanent assets”, and adjustment in the actuary liabilities of the pension plan at the amount of CAD 31.7 million (equivalent to R$69,908) and provision for dismissal expenditures at the amount of CAD 18.9 million (equivalent to R$41,585), recorded in the account “Provision for Restructuring”.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

20          INSURANCE

As of December 31, 2005 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. According to the Company’s Management assessment, the coverage amount of the insurance policies is higher than those amounts recorded, observing the probable maximum risk of loss.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED ON DECEMBER 31, 2005 AND 2004

	2005	2004

Operating activities
Net income for the year	1,545,728	1,161,533
Expenses (income) not affecting cash and cash equivalents
Depreciation of property, plant and equipment and amortization of deferred charges	1,262,568	922,229
Accrued liabilities for contingencies and other	71,532	260,166
Interest expenses on accrued liability for contingencies	52,703	49,838
Gain on settlement of tax incentives	(28,339)	(21,926)
Provision for losses on inventory and permanent assets	58,649	(6,454)
Provision for restructuring	114,908	182,716
Interest and charges on advances to employees for purchase of shares	(13,318)	(41,916)
Interest and charges on taxes and contributions	5,234	(5,072)
Loss on disposal of permanent assets	102,503	116,348
Interest and foreign exchange losses on loans, net	280,970	329,185
Unrealized exchange rate variation and gains on financial assets	—	37,106
Deferred income tax and social contribution	88,022	(228,802)
Foreign exchange gains on subsidiaries abroad not affecting cash, net	(67,640)	(355,581)
Amortization of goodwill and negative goodwill, net	1,342,974	803,619
Minority interest	(16,847)	3,770
Equity in results of affiliates	(1,995)	(5,644)
Unrealized losses under derivatives	(239,510)	407,264
Loss arising from changes in holdings in subsidiaries	64,858	80,797
Decrease (increase) in assets
Trade accounts receivable, net	(246,937)	(141,408)
Taxes recoverable	87,142	(241,778)
Inventories	93,151	(199,086)
Restricted deposits for legal proceedings	(129,995)	(50,737)
Other	106,081	(105,887)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	2005	2004

Increase (decrease) in liabilities
Suppliers	1,054	110,016
Payroll and related charges	117,998	188,469
Taxes on income payable	(383,119)	175,276
Accrued liability for contingencies	(101,576)	(88,026)
Other	(17,259)	82,668

Net cash provided by operating activities	4,149,540	3,418,683

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

	2005	2004

Investing activities
Short-term investments (maturity over 90 days)	(52,435)	1,322,221
Securities and collateral	(15,428)	27,232
Pay-off of investments	985	536
Investments in affiliated and subsidiaries, net of cash acquired	(97,331)	(170,282)
Proceeds from disposal of property, plant and equipment	49,580	52,397
Acquisitions of property, plant and equipment	(1,369,503)	(1,273,745)
Repurchase of own Shares by affiliated companies	(87,366)	(179,254)
Expenditure on deferred charges	(47,839)	(101,935)
Cash in the subsidiary’s initial consolidation	—	433,630

Net cash provided by (used in) in investing activities	(1,619,337)	110,800
Financing activities
Loans and financings
Issuances	8,917,541	6,152,180
Repayments, including interest	(9,361,060)	(7,466,484)
Changes in interest of minority shareholders	(40,704)	(28,422)
Capital subscriptions	—	15,612
Advances to employees for purchase of shares, net of repayments	53,845	103,157
Repurchase of own shares for tresuary	(363,119)	(1,609,611)
Premium of shares call option	91,681	2,581
Dividends paid	(2,272,039)	(602,907)

Net cash used in financing activities	(2,973,855)	(3,433,894)

Effects of exchange rate changes on cash and cash equivalents	(10,028)	(740)

Net increase (decrease) in cash and cash equivalents	(453,680)	94,849

Cash and cash equivalents at beginning of year	1,290,952	1,196,103
Cash and cash equivalents at end of year	837,272	1,290,952

Net increase (decrease) in cash and cash equivalents	(453,680)	94,849

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	8
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	10
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	11
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	12
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
07	01	CONSOLIDATED INCOME STATEMENT	16
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	17
09	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED OPINION	19
10	01	MANAGEMENT REPORT	21
11	01	NOTES TO THE FINANCIAL STATEMENTS	38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations